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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Boots Group PLC

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NOV 07 2005
THOMSON FINANCIAL

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FILE NO. 82- 34701 FISCAL YEAR 3-31-05

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DATE: 11/4/05



82-34701

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2005 NOV -1 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-05

welcome to Boots Group PLC annual report and accounts 2005

welcome

Boots has taken enormous strides forward in the past 12 months. We have been talking about change for more than two years now. But the progress made in 2004/05 has really moved the business on. We have, among other things, cut prices on a further 2,000 lines by about 14%, changed opening hours, put more stores in places where customers want to shop and relaunched key lines. We have re-engineered our supply chain, rebuilt our IT systems and shut a major manufacturing plant. We have been working to 'put the chemists back in Boots' – a recognition that healthcare has always been at the heart of our business and will continue to be. It has not all been straightforward. The changes have been made as the trading environment has worsened and our sales line did not perform as well as we hoped in the last quarter of the year. But nothing that has happened has knocked our faith in our strategy. We are in the process of 'Building a better Boots'; one that is true to its heritage, a company trusted by successive generations because it is 'The Health and Beauty Expert'.

chairman's statement

£300m

returned to shareholders through the share buy-back programme

£501m

operating profit

The year covered by this report has been a period of intense change for Boots. In spite of some challenging competition and a downturn in the consumer economy, I am pleased to report that much of the work we identified as necessary to make this business more modern, competitive and efficient has been successfully implemented. **I can confidently say that Boots is a very different business than it was a year ago – and one much better able to deal with the challenges that it faces.**


01 579
02 624
03 547
04 549
05 501

total operating profit before exceptional items £m


01 26.3
02 27.4
03 28.6
04 29.8
05 30.1

dividends pence


01 5,221
02 5,330
03 5,322
04 5,326
05 5,471

turnover including share of joint ventures £m

As I travel around and talk to our people it is clear that there is a new sense of purpose and a greater energy throughout the organisation.

Of course, change is never easy and the past 12 months have not always been straightforward. But, against a challenging background we have produced good results. We have the right strategy in place under exactly the right management team – a team which is doing a great job in a very difficult market.

Results and shareholder return

Our results for 2004/05 show the early results of our attempts to rebase this business. We are weaning the company away from its reliance on charging ever higher prices to a declining customer base. Our strategy involves lowering prices for shoppers, offering them increased convenience and building on the trust and expertise that customers have in our products and our people. That means more focus than ever before on health and our core pharmacy business.

Boots The Chemists traded strongly for most of the year, although it was not immune from the slowdowns that hit the whole of the high street in the run up to Christmas and the New Year. In the middle of that, however, we enjoyed our third strong Christmas in a row with sales up by a further 4.2%. That gives us confidence that our underlying trading remains strong. Further evidence is provided by the growth our pharmacies achieved – with their best performance for five years. Boots Healthcare International (BHI), our over-the-counter healthcare manufacturing business, produced strong results again, with all its core brands enjoying continued success.

Group sales for the year were £5.47bn, up 2.7%. Operating profit was 8.7% lower at £501m. The proposed final dividend of 21p will take the total payout to shareholders for the year to 30.1p – an increase of 1%. The results mean that there will be no bonus payments this year for almost all our management team as we have not hit our internal targets.

We have continued our share buy-back programme, carrying out £300m of repurchases through the year. This is part of a major commitment to return surplus cash to shareholders and make the balance sheet more efficient. It has already returned nearly £1.7bn over the last three years in the form of share buy-backs and dividends with further returns to come as part of the commitment to the £700m share buy-back programme made in May 2004 and the promised return of a significant proportion of the proceeds of the BHI sale.

Corporate development

As well as working to modernise our retail business, we have tackled some strategic issues. In September we said we would exit the markets for laser eye correction, dentistry, chiropody and laser hair removal after deciding they would not make acceptable returns.

In April we announced that we planned to sell Boots Healthcare International. BHI has gone from strength to strength under Boots ownership. It is now entering the final year of a successful growth strategy which has seen profits increase significantly from


prescriptions
collect

Sir Nigel Rudd with Ruth at prescriptions counter, High Street Kensington

2.7%

increase in group sales

£50m to nearly £90m, with a forecast of further growth this year to £100m. But it remains a relatively small player in a consolidating global market – and is more likely to gain scale under separate, more focussed, ownership. It is, as yet, early days in the process. But market conditions are good and we are committed to returning a significant proportion of the proceeds to shareholders.

At the same time, we said we intended to make the most of our property portfolio with the sale and leaseback of 300 small stores by this summer. The move is expected to raise about £250m; money that will be used to pay down short-term borrowings.

Management change

Howard Dodd, our chief financial officer, decided that after three years with Boots it was time to look for a new challenge. I would like to offer my warm thanks to Howard and wish him well for the future. He completely modernised the finance function in Boots and was a real driving force for change across the business.

At the same time I would like to welcome Scott Wheway, who joined the executive committee in the New Year as Retail Director. Scott, who was previously with Tesco, has already started to make a difference in this key role and I know he will continue to help us drive change through the organisation.

Managing the challenges

The scale of the work carried out in Boots over the past year has not always been visible to the outside world. But it is clear to me and the rest of the board. Steering a business through that kind of seismic change is no mean feat. But this will be an ongoing process. No retail business can afford to sit still these days.

I have said that the last 12 months have not always been easy. And all the signs suggest that things are likely to carry on being tough. We will manage the business as tightly as ever. But Boots remains a successful and profitable business which historically has weathered the economic cycle. We have no choice but to continue taking the tough decisions needed to ensure the continued success of Boots.

Continuing our journey

At the end of my first full year as chairman of Boots, I remain as convinced as ever that we are on the right path. The next year, however, will be full of challenges. We know that our continued determination to aim for growth while completing our modernisation programme is not going to be easy.

It will take five years to thoroughly overhaul this business and we are less than half way through the process.

Gradually, step by step, we know we are making a difference. There is no other strategy. It is just a question of waiting for the results to really show through. However, we believe that those results will become as apparent to those outside Boots as they are to us inside.

Sir Nigel Rudd

chief executive's review

Over the last year we have tackled a series of huge projects designed to bring this business up to date – and set it back on the path to long-term sustainable growth. When I look back over the period I am amazed by what we have achieved and proud of all our people who have worked so hard to make sure things went smoothly. Any one of the projects we have undertaken had the potential to really affect trading if they went wrong. Instead, most went better than planned. At the same time we are seeing early encouraging signs that our strategy of offering customers value, convenience and expertise is starting to work.

We are now coming to the end of the first phase of our journey as we start to bed down all the changes we have made over the last 12 months to make sure they are really robust. We are well on the way to being a modern, competitive, efficient retailer.

We now have prices that are sustainable and we have got a better buying programme in place that means we can continue to compete profitably. This is the model that the world's most successful retailers use – and it is the model we will use at Boots as we strengthen our position as 'The Health and Beauty Expert'.

So, as we take the changes we are making to this business up to the next level, I am confident that we can successfully change Boots for the better.

Building a better Boots
Let me list some of the things we have done to build a better Boots. We have lowered more than 3,300 prices – that is a £200m investment. We have worked to buy better, taking £30m off our cost of goods from a standing start a year ago. We have got 80% of the way through a complete overhaul of the supply chain to ensure that the right goods are on the shelves at the right time. We have put 14,000 new tills in our stores. We have redesigned our IT systems. We had our biggest store opening programme for years, with a new outlet opening on average each week, many of them edge-of-town. We closed our Airdrie manufacturing plant, transferring all the work to our Nottingham and European factories – at the same time as we successfully relaunched N°7, the product made there. And while all this was going on we took more than 1,000 jobs out of head office; that is one in three of the people there.

£200m

invested in lower prices in the last two years

That is not, however, the end of the change. Many of these projects are ongoing. There is more work to do on the supply chain; there will always be more work in IT; we have to continue to offer value to our customers. We must always look to be more efficient and we need to ensure that our shops are sited where customers want to shop and open when they want to visit them.

The expert health and beauty retailer in the UK
That full change programme is one thing. But what I am perhaps most proud of is the success we have been having in our stores. We have continued to grow in the areas of health and beauty and even in the very competitive environment of toiletries.

What has been particularly pleasing is the reaction to our efforts and investments to revive our healthcare business. Health is the cornerstone of Boots. It is central not just to what customers think of the company but also to its economics – making up 40% of our sales and 50% of our profits. That is why I am delighted that we have had the best year in our core pharmacy business for five years. This is a strong platform for the significant growth opportunities ahead. The first and most significant of these will be the change to the new pharmacy contract this year, designed to take some healthcare work off GPs and transfer it to pharmacists. We are already starting to do some of this work.


N°7

Richard Baker with Marta, N°7 consultant, High Street Kensington

20%

increase in N°7 sales since February relaunch

£30m

reduction in our cost of goods

Our stores are running classes to stop people smoking. We can sign people up to managed weight loss programmes which include the ability to supplement with medicines where necessary.

In beauty our success has been marked. We have strengthened our range authority with a major relaunch of the N°7 cosmetics brand – one that has led to a 20% increase in its sales. We have pushed further into the premium end of the market with more beauty halls and won more contracts with prestige brands. Our fragrances performance has been outstanding, driven by lower prices and new in-store displays.

The toiletries market remains as competitive as ever and a lot of our investment on price has been here. This is part of the reason why our performance has picked up. Growth up 0.1% reflects the deflation in the market and represents held market share. A key factor in our performance has been our management of product mix with a greater emphasis on own-brand and exclusive ranges. In particular, we enjoyed success with a relaunch of our Soltan sun care range as it regained the number one position in the market.

Financial results achieved

All of the changes we have made have, of course, had an impact on our financial results. Operating profits have fallen from £549m to £501m. But let me be clear. This was a vital investment to make sure that Boots can compete in the future. The old economic model, with Boots The Chemists trading on margins of up to 14%, was not sustainable. With the negative headlines that surrounded our performance in the last quarter of the year, it is important not to lose sight of some important facts. We have continued the top line sales momentum in spite of a difficult market. We had our third successful Christmas on the trot. And our margins, at 10%, are still above almost all our high street rivals.

The next phase

Looking ahead the strategy is clear – to continue building a better Boots. We will focus on our core healthcare market, with all the potential for growth it contains. We will continue to develop products that customers know they can only get from us. We will continue to ensure that we offer value. We will do more to ensure that our stores are where our customers want them and are easy to shop. We will continue to focus on the expertise of our people and the customer care they offer. Underpinning all this will be a constant drive for further efficiencies. We have only just embarked on our journey. But I believe that we have the right strategy and the right people united behind a simple aim; to be the Health and Beauty Expert.

R. A. Baker

Richard Baker

modern
competitive
efficient

modern

Over the last year we have done a great deal to make sure that our stores reflected modern retail practice. For the second year in a row we extended our trading hours – opening earlier, shutting later and adding Sundays and some Bank Holidays to our normal working days. Meanwhile, the programme to give all 1,400 stores new, modern tills was completed and we worked to improve store layout and signage. But being modern is not just about our existing stores. We have had the biggest store opening programme for years, with the bulk of the new outlets on edge-of-town sites. More and more, customers expect the convenience that comes with one-stop shopping in bigger stores and Boots will continue to do all it can to meet this demand.

competitive

We have spoken before about creating better value for our customers through the Lower Prices You'll Love campaign. This year we pushed harder than before – lowering the prices of 2,000 lines by **14%**. That means that since we started, we have invested £200m reducing the prices of more than 3,300 lines by more than **18%**. And there is further to go. But value is not all about price – it is also about quality. At Boots that means investing in product development to make sure we are selling things our customers know they can only get from us. Our own-brands are key and over the last year we have relaunched two of our leading lines – N°7 in cosmetics and Soltan in suncare. Both had a complete overhaul, with new ingredients, better packaging and fresh marketing – and both are selling better than ever before.

efficient

We have spent much of the last year making sure that our business is running as efficiently as possible with one aim in mind: making it easier for our people in stores to focus on customers. We took a totally fresh look at our supply chain and decided it had to be overhauled to make it store-friendly. We are now **80%** of the way through that process and our stores say they can really see the difference. They now get six deliveries a week instead of three and the goods come to them in new crates which makes it quicker and easier to get them on the shelves. The long-term work on our information technology infrastructure is now three quarters complete and we are already seeing the benefits with simpler working processes. We also implemented a better buying programme – central to our plan to carry on cutting prices – taking £30m off our bills from a standing start.

operational review

Boots has taken enormous strides forward in the past 12 months. We have been talking about change for more than two years now. But the progress made in 2004/05 has really moved the business on. We have, among other things, cut prices on a further 2,000 lines by about 14%, changed opening hours, put more stores in places where customers want to shop and relaunched key lines. We have re-engineered our supply chain, rebuilt our IT systems and shut a major manufacturing plant.

We have been working to 'put the chemists back in Boots' – a recognition that healthcare has always been at the heart of our business and will continue to be. It has not all been straightforward. The changes have been made as the trading environment has worsened and our sales line did not perform as well as we hoped in the last quarter of the year. But nothing that has happened has knocked our faith in our strategy. We are building a platform for a better Boots; one that is true to its heritage, a company trusted by successive generations because it is the health and beauty expert.

Boots The Chemists
Boots The Chemists (BTC) made real progress this year. Customers responded to 2,000 lower prices that over two years mean 3,300 lines are on average 18% lower. Sales grew throughout the first half and, although the second half was below our initial expectations – largely due to the consumer downturn that hit retailers across the high street – we still enjoyed our third successful Christmas in a row. Overall, we were encouraged by a year in which we took further important steps on our journey.

2,000

further lower prices in the year

Boots The Chemists	
Sales £m	4,651.1
Increase %	3.8
Profit £m (before exceptionals)	470.0
Decrease %	(11.8)
Sales split	**£m**
Health	1,862.5
Beauty & Toiletries	2,054.7
Lifestyle	733.9

Strategy We have developed a very clear strategy for Boots The Chemists. Central to the strategy and its success is our healthcare offer. Why? Because this is the thread that ties all our stores together; big or small, urban or rural, central or edge-of-town. We have 1,400 stores and in nearly every store there is a pharmacist able to offer guidance and expertise on healthcare matters. Healthcare is a growing market as the population ages and the need to make health provision easier and more convenient means the role of the pharmacist is increasing in our everyday lives.

Of course, beauty and toiletries will continue to be key markets. Our expertise in beauty and our growing number of beauty halls has delivered market share growth. In toiletries, the most competitive area and where our rivals are strongest and pushing hardest, we have competed well and held market share.

These are encouraging trends and give us confidence that all our efforts are being appreciated by the customer.

Next, our stores. We are making them look better; we are opening more stores, particularly edge-of-town, we are improving our record on availability and we are investing in our people. Key here is a fresh focus on improving our already excellent level of expert customer care. That is one of the things which gives Boots a major competitive advantage, we are one of the few stores where people expect and receive expertise.

For example, changes to the healthcare system means that Boots can now offer a comprehensive, integrated approach to lifestyle health issues such as stopping smoking and losing weight. One of our stores in Birmingham recently helped 1,000 people start on the journey to give up smoking with a series of classes that look at the problems they face in a rounded way. Those who want to lose weight can sign up for a course offering expert health and advice and an effective weight loss medicine along with discounts on our Shapers food ranges and exercise equipment.

3.8%

increase in BTC sales

Being competitive on price is vital. We have lowered prices and will continue to offer greater value.

Finally, we will continue to improve our ranges. We will develop new products that make people feel that shopping at Boots is an exciting as well as a necessary thing. We will improve and update ranges where they need it.

Trading Overall, BTC sales rose by 3.8% over the year. On a like-for-like basis, the underlying measure which strips out the effects of changes to the selling space, sales were 2.4% higher. Over the crucial Christmas period sales grew by 4.2%, on top of increases of 5.1% and 8.1% in the two previous years. Our healthcare business enjoyed a sales increase of 5.0% with dispensing up 6.1% – our best performance since 2000. Beauty and toiletries were up 2.9% and 0.1% respectively.

Prices You'll Love Our focus on cutting prices for consumers has meant an overall reduction of more than £200m. This commitment to offering better value has started to show results. We are still in the early stages, but in the year we saw growing numbers of transactions as well

6.1%

best dispensing performance in five years

as a small increase in the average spend of our customers. Our strategy is clear. We will offer people fair prices on everyday lines, offer strong promotions on a rolling basis and bolster our customers' perception of our value with the Advantage Card.

This comes alongside attempts to ensure that we offer customers a range of price points to suit all purses. We are offering our customers goods that they can easily differentiate as being 'good', 'better' and 'best' so they can pick the goods that suit them in each product category. Everyone these days wants value – but they want to be able to choose it when it suits them. It is common to see customers putting top-of-the-range products from one product area in their baskets alongside something from our 'Basics' range. Already in its first year, the Basics range has attracted 250,000 new toiletry customers to Boots.

Our stores It has been a major year in stores development. We opened more stores – on average nearly one a week – than we have done in a decade. The main focus here has been on boosting our presence on edge-of-town retail parks.

1,000

stores now with Smartscript IT system

At the same time we have been looking closely at the type of stores we open. Much of our thinking came together with the opening of our 20,000 sq ft store on the outskirts of Glasgow. We have also worked on opening new stores as cheaply as possible. For example, our new store opening on the edge of Merthyr Tydfil was developed to run on much lower operating costs – and is already operating above its original sales plan.

And just opened is a premier store for London. Our portfolio in London has not been what it should be for some time, with so many small stores – and this is what many of the key opinion formers who comment on our business see on a day-to-day basis. But our new store, in the middle of Oxford Street with four floors of selling space, represents the very best of modern Boots. Our London corporate offices will also be moved there – so we will be living right above the shop. We have also extended and refitted our store in High Street Kensington as we right our portfolio in London. Already sales in this store are up over 20%.

We have also been designing new ways to get the best out of our current stores. We have adopted a new space management system and changed space where suitable to make sure the right goods are being displayed in the most appropriate way.

We have worked hard on improving store navigation, with better signage, so customers can find their way around quickly and easily.

In April we announced plans to sell 300 of our smaller stores and lease them back. This does not mean we are not committed to these stores – quite the reverse. Small local stores will continue to be an essential part of the Boots offer. Sale and leaseback arrangements are common in retail and the money that we raise, expected to be in the region of £250m, will be used to pay down short-term borrowings.

Advantage Card We have been working hard to ensure that more people appreciate the excellent value offered by the Advantage Card. We are also working hard on using the information we get from the card to drive sales. The importance of the card is obvious. Cardholders visit stores more often than customers without a card – and spend more. We already have 14 million active cardholders – but that still leaves many of our regular customers without one. Through the year we have added one million new cardholders.

We also started to tailor our direct mailings more than ever before. Towards the end of the year we sent out our most personalised mailing yet. We used card data to work out which of our shops our customers used and which goods they bought most often – and sent them coupons we thought they were most likely to use based on their spending patterns.

Health Our core pharmacy business had its best year for five years, with our dispensing business issuing 94 million items. That means that every second we dispensed nine items from our pharmacies. The business is growing in line with the market, for the first time in five years. But in a growing and changing market there is much more to go for – and as we have said, health is the very heart of Boots.

Over the past year we opened 80 new pharmacies and over 1,000 of our stores now have the 'Smartscript' information technology system to aid customer choice and put us in a strong position for the future changes to the way in which prescriptions will be dispensed from GPs' surgeries. Among other highlights was our growth in the Prescription Collection Service (PCS) – where we pick up prescriptions from

750,000

customers signed up
to the Prescription
Collection Service

94m

items dispensed
in Boots pharmacies
in the year

doctors for patients and have their medicines ready and waiting when they visit stores – which enjoyed a 17% increase. We now have almost 750,000 people signed up. That represents over a quarter of our customer base. On the Monitored Dosage System (MDS), under which we provide pre-packaged drugs for safe and easy use by care homes, we have seen huge success with growth of 12%.

Beauty and toiletries Beauty continues to be a growth market and the investment in the year in new beauty halls was rewarded with a good performance in our cosmetic and fragrance category where growth of 5.3% was seen. We continue to have the widest range of cosmetics in the UK as well as the biggest range of fragrance and more beauty consultants than any other retailer.

The year saw the introduction of new-style fragrance display cabinets in 178 stores, these not only improved the merchandising of the product and their sales, but also helped to reduce theft in stores. This was in addition to the 72 new premium accounts opened, the 24 beauty halls we refurbished and the 198 stores that got new self-selection cosmetic fixtures.

February saw the relaunch of N°7 – our biggest own brand and the nation's leading cosmetic range – in an overnight operation. More than 60% of the product underwent new formulation, to ensure it was delivering even greater benefits to our customers.

In toiletries, one of the most competitive areas we operate in, growth was up 0.1% as a result of price deflation. But encouragingly market share was held as we worked on refining our promotions and giving greater authority to our ranges. On promotions, we decided it was important to have fewer, simpler offers; a move which our customers seemed to appreciate. Our own-brand innovation included the successful relaunch of the Soltan skincare ranges which restored the product to the number one slot in the market and the new Hackett products. We ensured that where possible we got exclusive deals on the launches of other people's products, for example, the Mach3 Power razor.

Lifestyle This category continues to benefit from a renewed focus on our baby and food offering.

The performance in baby was largely driven by our ongoing expansion of the category into clothing, toys and everyday items. We continue to offer customers the broadest range of baby food and specialist milks, one of the widest range of small baby accessories and exclusive clothing through our mini mode and Molly and Jack ranges. We are also the biggest retailer of the OskKosh kids clothing brand in the UK. Crucially, we offer our customers own brands with real choice and a real differential: skincare products that have been paediatrician-approved and toys that are tested to a level in excess of British Safety Standards.

Our food ranges have been completely revamped over the last 18 months and this year we have sold more than 40 million sandwiches and salads to our customers. First, our relaunch of the Shapers range helped re-establish the brand as a healthy food option. We have not stopped there and new lines such as salads, smoothies and dried fruit and nuts have been added. We also relaunched our remaining food ranges under the Delicious label, incorporating guidance from the Government regarding daily salt, fat and calories content. We are committed to helping the customer eat

› operational review

more healthily, while not compromising on taste. We also relaunched our meal deal to offer the best combination of value and choice on the high street.

In photography, we continued the process of shifting more towards digital cameras and processing as the traditional photo market declined further. We expanded our digital offer in larger stores to concentrate on that growing market and grew our range to include the latest in phone camera technology. We were the first to install self-service digital kiosks in our stores as we sought to ensure that we are at the forefront of offering customers the opportunity to take advantage of the technological advances in this growing area.

But not everyone has gone digital yet, and Boots will continue within the traditional photography arena. We took market share in traditional processing in every month since July and over the year sold 16 million rolls of film.

Services This year saw the final stage of our gradual withdrawal from our services offering. The exit from laser eye correction, dentistry, chiropody and laser hair removal was part of the continuing focus on the business of Boots The Chemists. In spite of improvement in productivity across the services, there was little prospect of the businesses making acceptable returns for the group going forward.

Boots Opticians
It continued to be a tough year for our opticians business as we have continued the process of integrating it back into the core Boots The Chemists chain. In spite of selling more than one million pairs of glasses a year we continue to face increasing competition as well as lower consumer spending on fashion items. We have stepped up our game and begun to compete more on value and range as well as continuing to focus on the quality of our offer and the expertise that we provide.

Opticians	
Sales £m	182.5
Decrease %	(8.6)
Operating profit £m (before exceptionals)	4.2
Decrease %	(67.4)

boots.com
Last year, boots.com managed to deliver sales growth of more than 30%, despite some operational challenges, as we worked to make the site easier to shop and our back-shop more efficient.

£87.8m

profit delivered by BHI

Premium beauty products have continued to sell well online, with boots.com one of the few official online stockists of the full ranges of brands such as Estee Lauder, Clinique, Chanel and Clarins. Gifts had another year of strong sales with new areas such as toys and outdoor gifts performing particularly well. We also had excellent sales growth in extended online ranges in areas such as home entertainment and photo, with web-only deals driving significant volumes.

This year we will work to eliminate the operational constraints and continue to grow in confidence that boots.com represents an area of strong potential for future growth.

Boots Healthcare International
BHI has enjoyed further success – reporting its third record year of organic growth by delivering sales and profits above plan. The business is now entering the final phase of a four-year plan and is in great health.

Boots Healthcare International		
Sales £m		522.7
Increase %		5.8
Profit £m (before exceptionals)		87.8
Increase %		12.7
Core brand sales	**£m**	**Increase%**
Nurofen	150.4	8.1
Clearasil	91.4	6.0
Strepsils	91.0	9.3

400

BRI implants operating in nine countries

Strategy BHI is aiming to become one of the top global players in the over the counter healthcare market. Over the past three years, the business has become one of the fastest growing consumer healthcare businesses in the world, through a focus on rapid innovation and a 'must have' brand strategy.

In April we announced plans to sell BHI – a move which will allow the management and employees to tap into the resources of a dedicated owner committed to its longer-term development.

Trading Sales in the past year continued to be driven by the core brands of Nurofen in analgesics, Strepsils in cough and colds and Clearasil in skincare. Total sales increased by 5.8% to £522.7m, with profit up 12.7% to £87.8m. Cash flow from operations rose by 15.9% to £89.6m.

In analgesics, an 8.1% growth in sales of Nurofen was driven by expansion in Australia, New Zealand, Central Europe, Russia, Italy, Spain and Ireland. Growth was driven by increased support for the Nurofen Plus Strong Pain offer, the continued expansion of Nurofen for Children and the roll out of new products for migraine and period pain.

In skincare, sales of Clearasil rose by 6% driven by the USA with new advertising, the launch of Clearasil Ultra, the launch of a specialist male product line and geographical expansion of the brand in Spain, Italy, Mexico and Thailand.

Meanwhile, Strepsils enjoyed growth of 9.3%, with the new advertising featuring Mr Throat proving very successful. Geographically, sales rose on the back of new product developments in Europe and Asia.

Our dermocosmetics business, however, did not perform so well. Overall, sales for the year were down by 6.6%, sales of E45 in the UK were impacted by reductions in government contracts for the product. Lutsine also declined in France, but did better in Spain and Portugal. Our German business, Hermal International, saw a decline of 3.1% as a result of the German healthcare reforms, despite our building of market share.

Outlook BHI is on track to hit its target of making £100m in annual profits by the end of this year. Managing the sales process and the concerns of our people will be an important part of the year. But we remain confident that the business is on the right path to succeed outside of the group.

Boots Retail International

Our international operations carried on their careful path towards taking Boots own-brand products to consumers around the world – and began to make real progress towards the goal of making such expansion profitable.

Boots Retail International	
Sales £m	48.3
Increase %	19.9
Operating loss £m (before exceptionals)	(8.2)
Decrease to loss %	28.2

Strategy The core business model for Boots Retail International (BRI) is to offer consumers the chance to buy Boots own-brand products and where possible replicate the Boots reputation for service by opening implants in stores run by other retailers. We now have more than 400 of these implants in nine countries as well as 77 stand-alone stores in Thailand.

The products are taken from our most successful ranges such as N°7, Botanics and Mediterranean, and are offered to customers in a Boots-branded environment in host retailers' stores.

Trading Operating losses were down by 28% (at comparable exchange rates) on last year. All countries, excluding our pilots in the

USA, are now profitable and we have grown sales by 20%, exceeding our projections.

Outlook We are gaining confidence in the demand for Boots brand products around the world and are making good progress in our ability to meet that demand profitably.

Getting in shape

We have continued to pursue our plan, announced in 2002, to cut costs, with an intended target of saving £100m per annum. This year we have made more progress than ever before as the full impact of changes that have been in train for some time really started to take effect.

Over the past year we have implemented our plan to remove 1,000 head office jobs – about one in three of our people there. Under the old system there were too many layers of management and too much duplication. The organisation had become too slow to react to today's fast-changing retail environment. Now jobs have gone from almost every department at every level.

The challenge has been to make the changes as painless as possible for our people. And to ensure that those left are not demoralised by the process and can continue to work towards delivering a better Boots. We take seriously the task of doing things the right way. If trust is an important element of our brand for consumers, we can only deliver that fully by being a good employer. That means supporting our people through change; helping them find new jobs, or preparing them for retirement. We provide financial support, expert careers advice and counselling on job opportunities. As a result of these efforts, most of the redundancies were achieved voluntarily.

90%

re-employment achieved on closure of our Airdrie factory

Manufacturing We have faced huge change in manufacturing with the closure of our Airdrie plant in Scotland. The decision made sound commercial sense, but we were keenly aware of the potential impact on the local community and were determined to do everything in our power to minimise it. Over a two-year closure period, which ended in February, we worked in partnership with local authorities to bring new employment opportunities to the area and to stimulate the local economy. Our partnership with Lanarkshire Council and Scottish Enterprise Lanarkshire means that 90% re-employment was achieved. We continue to work in partnership for the regeneration of Airdrie.

At the same time, the move of production to our other facilities went smoothly. And we had a successful relaunch of N°7, the cosmetic product made there.

A store-friendly supply chain Twelve months ago we knew we had a lot to do to make sure that all our customers could find the goods they wanted when they wanted them. Today we know we have made huge strides. To sum up our approach, we wanted to make sure that the deliveries to stores are what our customers are actually buying on a day-to-day basis – not what head office thought it might be. We have totally re-engineered the supply chain and are now about 80% of the way through the programme. The remaining 20%, to be achieved this year, will be a focus on making sure that the stores know how to get the very best out of their systems and ways of working.

Purchasing As we continue to deliver lower prices to our customers, our costs become ever more critical and in particular our spend with suppliers. Over the past year we have put in place a 'Better Buying' programme which has delivered more than £30m of savings. This has been achieved through

80%

of deliveries now operating under store friendly supply chain

14,000

new tills now operating across all our stores

a variety of means including more sourcing from the Far East, electronic auctions and a more structured approach to negotiating with suppliers. Next year we plan to deliver even more savings but always making sure that we remain true to the Boots way of doing business, which means working with our suppliers.

Making IT easy We have been working for some time now on bringing our information technology systems into the modern era. The work that has been done is complex and has taken a long time – and there is more to do. But it has started to make a real difference to our people. First, we have been fixing what we call our 'backbone' – the core suite of systems that supports everything else. This year we have been in the fourth phase of this. Most of the final implementation work was done over weekends in order to ensure that the day-to-day business of Boots was not disrupted.

Perhaps the biggest programme this year was the re-tilling – with the completion of the project to put 14,000 new tills into our stores. In a modern retailer the till is the absolute anchor of the business. It is not just the place the money goes in, it is the fulcrum around which the whole company operates. It drives replenishment through its link into systems, so is key for availability. It is crucial for transactional security. You cannot do chip and pin on a 20-year-old till system. You cannot tailor your offer to your customers if you do not have all the data on them that comes from tills.

That was not the only change for stores. We also started the roll out of radio frequency hand-held terminals to help stock management in stores – a modern system which helps reduce the level of stockholding and gives instant information on what goods are being held where.

Stores have also started to use the new MyStoreNet intranet site. This is full of useful information delivered on a daily basis – against the old method where store managers got information up to a week later.

The major elements of the systems architecture are now in place. Going forwards we will see evolution rather than more revolutions and focus on driving benefits from investments already made.

corporate social responsibility

Running business in a socially responsible way is at the very heart of Boots. For more than 100 years we have recognised that the interests of Boots and all its stakeholders are mutually dependent. In 1919, Jesse Boot, wrote: 'Fellowship in recreation, fellowship in ideals, common sympathies and common humanity bind us together and whatever fosters this happy union is valuable.' Today's Boots feels exactly the same. Caring is part of our heritage. It will always be part of our future.

Two years ago we adopted a new, more systematic approach to reporting on and measuring the results of our many and varied Corporate Social Responsibility (CSR) activities. These are now grouped under four headings: Community, Environment, Marketplace and Workplace. This enables us to better manage, monitor and communicate this important business agenda.

Community
Here our aim is to create a genuine sense of partnership in the communities we serve and to be regarded as a good neighbour.

Town centre management Boots continued its work supporting the growth and development of town centre management partnerships. This commitment to positive private and public sector work is part of a 15-year commitment to such initiatives. Town centres are economic competitive locations and the private and public sector have an equal interest in their prosperity – the private sector for reasons of investment and the public sector through the need for an environment which can be valued by all sectors of the community. Working together we can have a marked impact in areas such as crime prevention, economic regeneration and improved public transport. Boots is a founder member of the Association of Town Centre Management and today contributes over £500,000 to the core funding of more than 130 separate initiatives. Additionally, our store managers are heavily involved in and locally support such schemes in many practical ways.

Helping to start a lifetime of reading Boots Books for Babies is the largest early book scheme of its kind in the UK. The partnership between Boots, Nottingham City and County Library Services and health visitors in Nottinghamshire was established in 1998. The aim of the initiative is to develop a love of books in young children and a lifetime of reading by encouraging parents to share books with their children from nine months onwards. More than 50,000 babies born in Nottinghamshire have now received a free Boots Books Babies bag. A recent social impact research study confirmed that the programme has made a significant impact on children – physically, intellectually and creatively. Importantly, parents too have benefited, developing their own parenting skills and learning how to support and enthuse their children.

50,000

Nottinghamshire babies have received a free Boots Books Babies bag

Damaged and end of line products go to the community As far as possible we try to ensure that unwanted products – ranging from damaged stock to end-of-line items – do not go to waste. Over the last four years we have given away goods with a cost value of more than £1.6m. Without this initiative these goods would simply have gone to landfill. So this scheme is helping the community and protecting the environment.

Environment

We are clearly dedicated to the health of our customers. With that in mind, we naturally feel a passionate concern for the environment and want to protect it so that it can be enjoyed by future generations.

Reducing waste to landfill At Boots we are committed to minimising the environmental impact of our business, by reducing the amount of waste we dispose of to landfill. In 2003 we committed to reduce our dependency on landfill as a waste disposal option by 20% by March 2008. This year we have made a significant step towards our goal. Some of our manufacturing waste is now composted and our photochemical waste is now reused within the photochemical industry. As part of our work on reforming our supply chain we developed new containers to supply our goods to our stores. This resulted in our old containers – 80 tonnes of them – being recycled with the material used for council kerb-side collection boxes. As a result, we have been able to divert around 4,000 tonnes of waste away from landfill.

Using safe chemicals Retailers have to ensure that they are using the most appropriate and safe chemicals in their products. We have a Chemical Working Group of scientific experts that takes a forward-looking approach and provides expert guidance and feedback on consumer concerns. We have set ourselves clear goals and drawn up a priority substance list which details our responses to any concerns raised. This is updated on a quarterly basis and is available on our company website. Our approach is recognised as industry leading, not only in the UK and Continental Europe, but also in the US where we were recently invited to take part in an event hosted by the Lowell Center for Sustainable Production at the University of Massachusetts discussing best practice in chemical management.

4,000

tonnes of waste diverted away from landfill

Improving product sustainability At Boots, one of our key objectives is to be a leading developer, retailer and supplier of health and beauty products that have improved sustainability criteria. Sustainable development can help to differentiate Boots products by building on the trust in our brand and by creating opportunities for new innovations.

Over the past year, we have focussed on embedding the principles of sustainable development into new product development. This has involved the introduction of new management tools such as a redesigned risk assessment process. But we have also been working at the other end of the product chain, with work on increasing the amount of recycled material we use in bottle manufacture and also a study on how sustainability messages are communicated to consumers. We are working with a wide variety of external agencies, including WRAP, Forum for the Future, Urban Mines and Loughborough University, to increase our knowledge and the effectiveness of our actions.

> corporate social responsibility

90

newtons, the pull we put on a teddy bear's eyes for five minutes to make sure the product reaches our safety standards

Marketplace

What we do at Boots is not enough on its own – we are part of a larger marketplace. We have never seen a contradiction between running a commercial business and providing a valuable service to society. That is part of our heritage, which is clearly reflected in the way in which we do business in the widest sense – through our stores, our products, our suppliers and our general approach to life.

Working with suppliers Retailers have always faced a huge challenge in ensuring that all its suppliers treat their workers fairly and manage the impact they have on the environment. The internationalisation of our supply chain only makes the issue more complex. We are not perfect, but we are determined to make sure that high standards are in place. We know that we have a robust way of monitoring the situations involved and ensuring they are effectively managed. We continue to learn and promote best practice through our membership of the Ethical Trading Initiative, an alliance of companies, non-governmental organisation and trade unions which exists to promote the observance of internationally recognised labour standards. Part of our membership commitment was to assess all of our Boots brand suppliers against a code of conduct by April 2006. We are on course to meet that commitment.

Safety testing At Boots, we take very seriously our commitment to ensuring that all the things we make and sell meet the highest quality and safety standards. Many of our products are tested to levels far beyond the formal British and European legal standards at our quality testing centre which is the best of its kind. For example, the law says that a teddy bear's eyes must be able to withstand a pull of 90 Newtons – equivalent to nine 1kg bags of sugar – for 10 seconds. At Boots, our teddy bears are not sent out to shelves unless their eyes remain firmly in place when subjected to a pull of 90 Newtons for a full five minutes.

In health and beauty we are firmly committed to ensuring that none of our own-brand products rely on animal testing – something we stopped doing in 1976. But that does not mean that our products are not absolutely safe. The solution? Our leading in-house product development and safety expertise, combined with a 3,500 strong army of volunteers, recruited locally and ready to help us at our Nottingham testing centre whenever we need them.

Supporting charities At Boots, we work with a number of national charity partners each year, not just to raise money, but also to increase awareness of the issues that are important to them. Over the last year we have worked with Breast Cancer Care, Tommy's, the baby charity, and Children in Need.

It was our eighth year in partnership with Breast Cancer Care. Through our 'be up front' campaign, during September and October, we have done a great deal both to increase awareness of the importance of regular breast checking and raise vital funds. We have raised more than £1.7m for the charity since our partnership began. In addition to selling pin badges, our N°7 team have continued their support and donated a proportion of profits on a selection of pink products. Our people in-store carried out mini makeovers in return for a donation and took part in other in-store fundraising activities.

We worked with Tommy's supporting their work in the field of prematurity, stillbirth and miscarriage. Through the year we sold pin badges in all our stores, raising more than £400,000. We have also helped to raise awareness of Tommy's work through support for the Splashathon, in June 2004, where tiny

£1.7m

the amount raised for Breast Cancer Care by Boots since the partnership began

£300,000

donation to BBC Children In Need through the efforts of our people

tots were invited to take part in a sponsored splash at their local pools. In addition, our larger stores held events to raise awareness of the services Tommy's provides and raise additional funds during National Pregnancy Week in September 2004.

A first for Boots this year came with our support for BBC Children in Need. We know this national appeal is one that is close to the hearts of our customers and our own people. In November 2004, we asked our stores and our customers to take part and help us raise funds for the charity. A fun selection of Pudsey Bear merchandise hit our shelves and stores engaged customers in a variety of fundraising activities. The result was a donation to BBC Children in Need of more than £300,000 and a commitment to continue our support in 2005.

Workplace

Good practice begins at home. Being an employer that treats its people with dignity and respect is crucial to our company's approach – and with a year of significant change at Boots, this has been more important than ever.

Supporting people through change Over the past two years we have reduced by 1,000 the jobs in our head office function – about a third of our workforce there. Through all the changes we have continued to support those people affected in choosing other careers and jobs. We opened a 'next moves' careers centre at our Nottingham site, holding workshops on job search, self-employment and financial planning. So far, nearly 90% of those affected have decided their next move, whether that be another job, self-employment, retraining or retirement. We continue to support those who are not yet settled. In any change programme we try to communicate as early as we can with those affected, and continue to consult with our colleagues and their representatives throughout the change.

Boots retail academy Through this financial year we have been working on the formation of a retail academy, which was launched in April 2005. This brings together all the training and development programmes for our stores in a single easy format. It will enable us to develop people who can then deliver the business performance our customers and shareholders expect. The academy is organised around the four key parts of the business – pharmacy, store operations, sales and leadership. The training will be tailored for each area, depending on the significant business issues in each.

Health and safety Over the past year we have continued to see a reduction in our accident frequency rates which are now well ahead of the milestone we had set ourselves under our 10-year corporate plan. Our manufacturing area still leads the way through strong commitment and by continuing their behavioural safety programme that has a proven record of delivering reduced accident rates. In our stores we have introduced an improved inspection process with good practice guidance for use by stores employees. The benefits can be seen in reduced numbers of incidents. Within logistics we have targeted two key areas of activity for risk reduction – manual handling and forklift truck driving. For these activities our people have been through specific retraining programmes aimed at achieving industry-leading standards. We remain committed to continuous improvement in our health and safety performance.

board of directors and executives


welcome
healthcare
opticia


thank
you for
shopping
with us


Dior
Jean Paul GAULTIER


fragrance


Boots
Prescriptions


N°7


A
B
C
D
I
J
E
F
K
L
M
G
H

A Richard Baker
B Paul Bateman
C Hélène Ploix
D Sir Nigel Rudd
E Dr Martin Read
F Tim Parker
G Jan Bennink
H Guy Dawson
I Scott Wheway
J Michael Oliver
K Paul Stoneham
L Alex Gourlay
M David Kneale

Executive directors*

Richard Baker 42, Chief Executive
Appointed September 2003. Formerly the chief operating officer and group marketing officer at Asda. Prior to joining Asda, Richard worked for Mars where he progressed through a series of roles including national account management, brand marketing and then head of sales for UK multiples.

Paul Bateman 52, Group HR and Operations Director Appointed April 2002. Responsible for human resources (HR), corporate communications, logistics, manufacturing, engineering and IS&T. Paul joined Boots in 2001 to lead supply chain and business services development. He previously worked for Procter & Gamble, where he gained many years' experience with global supply chains.

Non-executive directors

Sir Nigel Rudd 58, Non-executive Chairman, Appointed December 1999, deputy chairman since December 2001, chairman from 15 September 2003. Non-executive chairman of Pilkington and Pendragon. He is also deputy chairman of Barclays and chairman of the Boardroom Issues Group of the CBI. Sir Nigel is a chartered accountant and was previously executive chairman of Williams PLC for nearly 20 years.

Dr Martin Read 55, Non-executive Director
Appointed 1999. Chairman of the Boots remuneration committee. Dr Read is group chief executive of LogicaCMG plc, one of the world's leading global IT solutions companies. Before taking over at Logica in 1993, he held a number of senior positions at GEC Marconi. He was appointed a non-executive director of British Airways plc in 2000 and served as a non-executive director of Asda Group from 1996 to 1999.

Guy Dawson 52, Non-executive Director
Appointed September 2003. Chairman of Boots audit committee and senior independent director. Guy is a founding partner of Tricorn Partners, an independent corporate finance advisory business. He has previously held senior investment banking positions at Merrill Lynch and Deutsche Bank, advising major companies on a full range of corporate finance and strategic issues. He is also a non-executive director of The BOC Group plc.

Hélène Ploix 60, Non-executive Director
Appointed September 2000. Chairman of the Boots social responsibilities committee and a member of the audit and remuneration committees. Hélène is Chairman of Pechel Industries Partenaires, a private equity investment management company. She is a non-executive director of BNP Paribas, Ferring, Lafarge and Publicis Groupe.

Tim Parker 49, Non-executive Director
Appointed January 2004. Tim is currently chief executive of the Automobile Association and deputy chairman of Kwik-Fit. He was chief executive of Kwik-Fit until 2004 and was previously chief executive of C. & J. Clark Ltd. the footwear manufacturer and retailer. He also led the management buy-out and flotation of Kenwood Appliances plc.

Jan Bennink 48, Non-executive Director
Appointed 2001. President and chief executive of Numico, a leader in infant and clinical nutrition. Jan's previous experience includes seven years with Danone as president of the dairy division in France, seven years with Benckiser as president of the Detergent Division in Italy and Germany and seven years with Procter & Gamble in the Netherlands and the US. He is also a board member of Kraft Foods Inc. (USA).

Executive committee

David Kneale 50, Chief Commercial Officer
David joined Boots in 1976 and held senior positions in the retailing area of the business. In 1999 he left to become managing director of Waterstones book stores. He returned to Boots in 2002 as director of trading and was appointed to his current role in January 2003.

Paul Stoneham 43, Managing Director
Paul was appointed Managing Director, Boots Healthcare International in August 2001. Formerly he was President of Alberto Culver International in the USA. Prior to this, Paul held a number of senior marketing and category positions with Procter & Gamble in the UK, Switzerland, Germany and Canada. He is also a non-executive director of Hays.

Alex Gourlay 45, Development Director
Alex started working for Boots in 1976 as a Saturday assistant. He is a qualified pharmacist and has had numerous positions in Boots including store manager, regional manager, head of HR for stores, director of retail implementation and retail director.

Scott Wheway 38, Retail Director Scott joined Boots in January 2005 from Tesco where he was CEO of Tesco Japan. Having started with Tesco at the age of 18 as a management trainee he became a store manager at the age of 22, and subsequently progressed rapidly to positions such as stores director, retail office director and Operations director.

Michael Oliver 56, Company Secretary
Michael is a solicitor, and joined Boots Legal Department in 1987 from private practice. Appointed company secretary in 2000. He is also responsible for the company's legal and intellectual property matters. Before qualifying as a solicitor, Michael was an army officer, and he is currently a member of the Take-over Panel.

*Richard Baker and Paul Bateman are also members of the executive committee.

financial review

Our financial strategy was reviewed during the year to March 2004 and we announced in May 2004 that we intended to increase our debt through returning £700m of surplus capital to shareholders in order to make our balance sheet more efficient and enhance earnings per share. At the same time, we intended to maintain a strong investment grade credit rating. The surplus capital was to be returned in two tranches, with the second tranche dependent on future business performance.

During the year we have implemented this strategy and returned £300m of surplus capital. Net Debt for the group has increased from £148.5m to £594.1m as a result of this and an increase in working capital. The first tranche of share buy back amounting to £350m was completed in May 2005. In April 2005, we announced that the second £350m tranche would be returned over a two to three year period, slower than originally anticipated due to the worsened short-term market prospects and consequent reduced cash generation for Boots The Chemists.

In April 2005, the company announced its intention to sell the Boots Healthcare International business and return a significant amount of the proceeds to the shareholders. We also exited the loss making dentistry, laser eye correction, laser hair removal and chiropody businesses during the year, from which an exceptional loss of £57m resulted. Both of these decisions enable resources to be even more focused on the core Boots The Chemists business in future, and enable the business to maintain an efficient balance sheet, whilst still retaining a commitment to a strong investment grade credit rating.

During the year, we have invested substantially in the Boots The Chemists business with £225m of capital expenditure, and £115m of revenue investment to make the business more modern, competitive and efficient. We continued with our store development programme with 47 new stores opening in the year, including 23 in edge-of-town locations. We have also continued to invest in lower prices and in longer opening hours to make the offer more competitive. Significant investments have also been made in the logistics and information technology infrastructure and both of these programmes have equipped the company to compete more efficiently in the modern retail environment. We believe these investments were necessary to enable Boots The Chemists to achieve long-term sustainable growth.

We also announced in April 2005, the group's intention to sell and lease back approximately 300 of its secondary freehold properties with anticipated proceeds in excess of £250m. This transaction will crystallise the value from a very strong retail property market, whilst at the same time providing the group with flexibility to manage its store portfolio. The proceeds will be used to repay short-term debt.

Turnover from continuing operations increased by 2.9% to £5,441.9m. Sales in Boots The Chemists increased by 3.8%, despite a decline in consumer confidence during the second half of the year. Boots Healthcare International also achieved strong growth with a like for like sales increase of 5.8%.

Operating profit from continuing operations fell by 10.9% to £508.2m. Gross margin in Boots The Chemists was down 80 basis points in the year and operating costs were £100m, 7% higher. Inflation of £40m, higher sales volumes increasing store and distribution costs and additional pension charges were offset by productivity improvements and savings from the 'Getting-in-Shape' programme resulting in underlying costs being lower for the year. However, the costs of new stores and improving existing stores was £80m and investment in IT and infrastructure added £35m.

Profit before tax declined by 26.3% to £427.6m. This included an exceptional loss of £56.7m relating to the exit and disposal of the dentistry and LASIK businesses. In addition, last year included an exceptional gain of £36.4m, largely relating to the disposal of property. The interest charge for the year has increased from £5.5m in the previous year to £19.8m, as a result of increasing debt to improve balance sheet efficiency.

Taxation Excluding non-operating exceptionals, the effective tax rate for the group was 29.6%, reduced from 30.9% last year as a result of a number of prior year credits.

Basic earnings per share before exceptional items decreased by 4.8% to 45.7p per share. Basic earnings per share decreased by 22.5%. The weighted average number of shares in issue decreased in the year from 780.0m to 739.8m as a result of the continuing share buy-back programme.

Dividend The board has a policy of sustainable dividend growth with a target dividend cover of 1.75 times over the medium-term. Consistent with this the board has proposed a final dividend of 21.0p, in line with the previous year, bringing the total dividend for the year to 30.1p, an increase of 1.0% over last year. On share price at 31st March 2005 of 623.5p this represents a yield of 4.8%.

Working capital has increased by £118m in the year. This was mainly due to growth in the business, including new store openings and strong final quarter sales in Boots Healthcare International. Also contributing to the increase was the payment of £42m relating to 'Getting-in-Shape' redundancies during the year, which utilised the provision in the balance sheet at March 2004. The provision at March 2005 is £10.8m.

Cash flow from operating activities before exceptionals was £529.4m (2004 £655.1m), weaker than the previous year due to the lower operating profit and larger increase in working capital. Cash outflow before the effect of share repurchase and other financing was £151.5m. In 2004 this was an inflow of £173.1m due to proceeds from the sale of property and lower expenditure on the purchase of fixed assets.

Share price Our share price rose from 619.5p, near its year's low of 596.5p, to a peak of 700.5p before ending the year at 623.5p. The share price underperformed the FTSE100 by 10.9% over the year.

Pensions

The Boots Pension Scheme cost for the year under SSAP24 is £54m (2004 £28m).

On an FRS17 basis the scheme is in a deficit position of £83m at March 2005 (2004 £58m), with the increase in the year primarily due to cash contributions being lower than the FRS17 Profit & Loss charge. Disclosures under FRS17 are included in note 27 to the accounts.

The Pension Scheme's investment strategy is to match the cash flow and inflation characteristics of the pension liabilities with assets to reduce the impact of market movements. The Pension Scheme intends to allocate 15% of its assets to equities and property to match longer-term liabilities. The remaining 85% of assets will be invested in a diverse portfolio of high quality investment grade bonds of varying maturity, with interest rate and inflation-linked swaps used to improve the matching characteristics with liabilities. At 31st March 2005, the implementation of this investment strategy was almost complete. The overall asset allocation provides a relatively good hedge against liabilities on an actuarial basis, and on an accounting basis under FRS17, and under IAS19 going forward. The trienniel valuation as at April 2004 of the Pension Scheme has now been completed and the Trustees have agreed a new contribution schedule with the group. Under the actuarial assumptions used, there was a funding deficit of £83m which the group has agreed to make good with additional contributions (over and above the normal accrual rate) of £11.7m over 10 years.

Accounting Standards

The Accounting Standards Board issued new standards on accounting for own shares. Previously any own shares purchased were capitalised as fixed asset investments and amortisation charged to the profit and loss account. The new standards require the cost value of own shares to be deducted from reserves and for the fair value of shares and options to be charged through the profit and loss account. The impact on profit to Boots is negligible, although there is a £74.7m reduction in reserves as a result of the new balance sheet treatment. The full impact is explained in note 21 to the accounts.

International Financial Reporting Standards (IFRS) became mandatory for the consolidated financial statements reported by all EU listed companies from 2005 onwards. For Boots this means adoption for the year ended 31st March 2006 and work is well underway to migrate Boots to the new standards. The full analysis of impacts is now complete and has confirmed that the impact on the profit and loss account is unlikely to be significant. A number of balance sheet restatements will be made with an overall impact on net assets of £4m, the key ones being (with March 2005 estimates):

- *Pension Fund deficit* will be included on the balance sheet and the SSAP24 debtor previously reported removed. The impact on net assets is a reduction of £136m.
- *Deferred Tax* will be provided on revalued buildings, rolled over capital gains, leases and brand expenditure. The impact on net assets will be a reduction of £4m.
- Proposed Dividends will no longer be provided for in the financial statements. This will increase net assets by £150m.
- Leases. The classification of certain leases as finance leases (previously treated as operating leases) and the different treatment of lease incentives reduces net assets by £11m.

Other smaller charges will arise as a result of charges to financial instruments and site fee income.

Treasury policy and controls

Treasury policies are reviewed and approved by the board. Treasury has responsibility for the group's funding and cash management, and manages the group's counterparty credit, interest rate and currency risks. It enters into financial instruments solely for the purpose of managing these risks. It does not act as a profit centre and the undertaking of speculative transactions is not permitted.

Note 19 shows further details under the disclosure requirements of FRS13 'Derivatives and Other Financial Instruments Disclosures'.

Liquidity and funding The group finances its operations through a mixture of retained profits, capital markets funding, bank borrowings and leases. The objective is to ensure that the group has access to liquidity at all times and can fund in a cost-effective manner. This is achieved through arranging funding ahead of requirements, maintaining sufficient undrawn committed facilities to meet unanticipated needs and maintaining good access to the capital markets through a strong investment grade credit rating.

During the year, the group set up a 5 year £600m committed facility and a £2bn Euro Medium Term Note (MTN) programme. Under the MTN programme it issued a publically placed £ 300m 3 year Floating Rate Note and 5 small privately placed MTNs between 3 and 4 years totalling £26m in order to fund the share repurchase programme. At 31st March 2005, there was £520m undrawn committed facilities.

At 31st March 2005, the group had long-term investment grade credit ratings of A- from Standard & Poor's and A3 from Moody's. During April 2005, the group's credit rating was changed by Standard & Poor's to BBB+. These ratings are consistent with our commitment to a strong investment grade rating.

Lease liabilities In common with other UK retailers, the group has liabilities through its obligations to pay rents under property leases. The following table shows the maturity profile of these lease obligations.

Maturity of commitment

	Annual rent Commitment at 31st March 2004 £m	**Annual rent Commitment at 31st March 2005 £m**
1 to 10 years	86.3	104.8
10 to 20 years	76.3	73.2
20 to 30 years	7.9	5.1
Over 30 years	5.0	5.1
Total	**175.5**	**188.2**

The capitalised value of these liabilities is £1,237.7m (2004 £1,242.2m) based upon discounting the rentals, after taking into account assumed rental growth of 2.5% per annum, at the group's long-term cost of borrowing 5.8% (2004 5.85%).

The group, in common with the credit rating agencies, treats its lease liabilities as being 'debt like' when evaluating financial risk and investment returns.

Counterparty credit risk The objective is to reduce the risk of loss through default by counterparties. The risk is managed by spreading financial transactions, including bank deposits, across an approved list of high quality banks. Counterparty credit positions are monitored on a regular basis. Dealing in interest rate and foreign exchange instruments is controlled through dealing mandates, independent confirmation processes and the use of standard settlement instructions.

Interest rate exposure The group's interest rate policy is to maintain a mix of fixed and floating interest rates reflecting a balance between the certainty of interest rate cost, the expected interest cost, and the need for flexibility to repay debt. At March 2005, gross debt comprises fixed rate £191m, (2004 £183m) and floating rate £531m, (2004 £315m). The higher proportion of floating rate debt in 2005 reflects the increased need to maintain flexibility given that the anticipated proceeds from the proposed sale and leaseback transaction will reduce the level of debt.

Currency exposure Sales are made from the UK in a range of currencies for the Boots Healthcare International and Boots Retail International businesses and in Euros for Boots The Chemists in Eire. In addition, purchases are made in a range of currencies, but particularly Euros and US Dollars, for Boots The Chemists and Boots Manufacturing. The net currency exposures are modest and do not materially impact the group's Profit Before Tax. The group has entered into limited currency hedging using forward contracts of its committed future purchases for Boots The Chemists. The group does not hedge any currency exposures arising from future uncommitted transactions. The group principally borrows in sterling and euros. Euro debt is held to partially hedge the group's euro assets and to create a long-term hedge against future cash generated in euros from its Boots The Chemists business in Eire and from Boots Healthcare International.

Capital structure We remain committed to achieving an efficient balance sheet and returning surplus cash to shareholders, whilst maintaining a strong investment grade credit rating. We have returned over £1.7bn in the form of dividends and share repurchases over the last three years, and will continue to return surplus cash over the coming year, both as part of the £700m programme and from the sale proceeds of Boots Healthcare International, consistent with maintaining acceptable credit rating ratios.

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corporate governance

The requirements of corporate governance are set out in the Financial Services Authority (FSA) Listing Rules together with the related Principles of Good Governance and Code of Best Practice (the 'Combined Code'), adopted by the FSA.

Directors are assisted in complying with the internal control requirements of the Combined Code by the Institute of Chartered Accountants in England and Wales' publication 'Internal Control: Guidance for Directors on the Combined Code' (the 'Turnbull guidance').

The board considers that good corporate governance is an essential element of achieving its overall objectives. It has reviewed the group's corporate governance policies and practices, and has determined that during the period 1st April 2004 to 31st March 2005 the company complied with the provisions of the Combined Code.

The board

On 31st March 2005, the board comprised the Chairman, three executive directors and five non-executive directors. There were no changes to the composition of the board during the year, although Mr Dodd resigned on 18th May 2005. During the year the board reviewed the composition of the board, and the balance of skills, knowledge and experience its members brought, and concluded that the board was of the appropriate size and balance for the company. Mr G N Dawson has been appointed the Senior Independent Director. Biographies and other details of members of the board of directors are shown on page 21 and in the AGM notice.

The Chairman meets with individual directors privately at least once a year to review their contribution to the board and personal development plans including training needs. Further, the Chairman meets with the non-executive directors as a group four times a year in the absence of the executive directors. As part of the board evaluation programme, the non-executive directors, led by the Senior Independent Director, meet annually without the Chairman being present to review the performance of the Chairman, having considered the views of the executive directors. During the year the board undertook a review of the board as a whole, its committees and its members, assisted by independent consultants. The review included confidential interviews with each director, when they had an opportunity to express their views on their overall impression of the board and its committees and their organisation, composition, involvement in the business and effectiveness; the roles and contributions of board members; communications with shareholders; stakeholder issues and succession planning. The results were consolidated and reported to the Chairman and, in so far as they related to the board as a whole, to the board and, in so far as they related to the Chairman, to the Senior Independent Director. The board considered the outcome of the programme in its evaluation of the skills, knowledge and experience of the board, and the nominations committee applies the output in formulating its development plans for the board.

Non-executive directors are appointed for an initial term of three years from the annual general meeting following their joining the board, and subject to performance and reappointment where appropriate, there is an expectation of renewal of that appointment for a further three-year period. Exceptionally, non-executive directors may be invited to serve for a third and final three-year term. Non-executive directors' fees are determined by the board in the absence of the non-executive directors.

Details of executive directors' service contracts are given on page 35. All executive directors normally retire on reaching the age of 60. Details of the Chairman's appointment are given on page 34. Copies of service contracts and letters of appointment are available for inspection at the company's registered office and at the AGM.

All directors appointed by the board must stand for reappointment at the first AGM following their appointment, and thereafter at least every three years. In addition, at least one third of the continuing members of the board must retire, and if willing, stand for reappointment at each AGM. Directors retiring and those standing for reappointment at the 2005 AGM are identified on page 45.

The non-executive directors bring a variety of experience and expertise to the board and are all considered to be independent. Sir Nigel Rudd was considered by the board to be independent at the date of his appointment as Chairman. The board considers that an independent director is one who is independent in character and judgment, and where there are no relationships or circumstances which could affect the director's judgment. Relationships or circumstances which could affect judgment include having been previously an employee of the company, having had close ties with any of the company's advisors, directors or senior managers, having had a material relationship with the company, receiving additional remuneration from the company apart from directors fees, participating in the company's performance related pay or pension schemes, holding cross directorships, having significant links with other directors, representing a significant shareholder, or having served on the board for more than nine years.

The division of responsibilities between the Chairman and chief executive is in writing and has been agreed by the board. The Chairman's responsibilities broadly follow the guidance given in the Combined Code, while Richard Baker, the chief executive, is responsible for leading the executive management of the company in the achievement of the company's objectives, and for the proper and successful management of the business.

The board has a programme to enable it to discharge its responsibility for providing entrepreneurial leadership of the company within a framework of prudent and effective controls, and to assess and manage risk. The board has eight regular meetings in the year, including two strategy meetings, and other meetings are convened as required. In this year, two additional meetings took place.

The table overleaf shows the attendance of directors at board meetings and at meetings of the audit, nominations, remuneration and social responsibility committees during the year. All directors have attended meetings of the board and of committees of the board of which they are members unless prevented from doing so by prior commitments particularly in the case of additional meetings called at short notice.

› corporate governance

	Board		Audit Committee		Nominations Committee		Remuneration Committee		Social Responsibilities Committee	
	Attended	Maximum possible attendance	Attended	Maximum possible attendance	Attended	Maximum possible attendance	Attended	Maximum possible attendance	Attended	Maximum possible attendance
R A Baker	10	10								
P Bateman	9	10							4	4
J Bennink	8	10	1	4	1	1	3	5	3	4
G N Dawson	10	10	4	4	1	1				
H Dodd	10	10								
T C Parker	9	10	4	4	1	1	5	5	3	4
H Ploix	8	10	4	4	1	1	5	5	4	4
Dr M P Read	9	10			1	1	5	5		
Sir Nigel Rudd	10	10			1	1				

A schedule of matters reserved for decision by the board is maintained, including the approval of the annual report and accounts, the long-term objectives of the company, the strategy to achieve those objectives, the annual operating plan including the allocation of human and financial resources and against which business performance is assessed, significant investment and disposal decisions, the structure of the group, payment of dividends, changes in accounting policies and practices, remuneration of and changes to the auditors, treasury policies, and the appointment and removal of the company secretary. The board delegates to management the management of the business.

For all board meetings an agenda is established. For regular meetings this generally comprises: Reports from the chief executive, the chief financial officer and the HR and operations director, including a health and safety report: Reports on the performance of the businesses: Approval of major items of expenditure, and other significant policy issues. The board is also notified of any permissions given to directors and senior managers to deal in the securities of the company under the company's dealing code and receives reports from the committees of the board, to enable it to satisfy itself as to the matters within their remit. Appropriate papers are provided to the directors in advance of each board meeting. In addition the board considers at least annually the strategic plans of the group and of individual businesses, and from time to time directors receive presentations from management concerning key areas of the group's operations.

Full year and interim results are reviewed by the board audit committee and approved by the board prior to publication. Other price sensitive announcements may be published under the authority of a director.

The composition and terms of reference of board committees, and a summary of the current terms of reference and details of membership of major board committees during the year are set out on pages 29 and 30.

In the furtherance of their duties, the directors have full access to the services of the company secretary and may take independent professional advice, at cost to the company, subject to a limit of £25,000 and to prior notification to the chairman of the audit committee. In addition, each of the committees of the board is entitled to take independent professional advice as appropriate. The company maintains appropriate directors and officers insurance in respect of legal action against its directors.

The company provides corporate governance training to those directors for whom it is their first appointment to a listed company board, and provides a tailored induction programme for all directors on appointment. The induction programme includes details of board and company policies and procedures, information and briefings by members of management on the company's business and operations, and on laws and regulations particularly applicable to them, and visits to stores, factories, warehouses and other operations. The board is regularly updated on developments relating to the business of the company, corporate governance and other matters of relevance, and non-executive directors attend the company's business conferences and visit the company's operations.

The board's policy concerning the appointment of executive directors to be non-executive directors of other companies is that the additional experience and knowledge such an appointment brings benefits the company, and accordingly, executive directors are permitted to accept one such appointment where no conflict of interest arises, and to retain the fees received.

All non-executive directors disclosed to the board prior to appointment their significant other commitments, and they are required to notify and have notified any changes to or additional commitments from time to time. Sir Nigel Rudd is non-executive chairman of Pilkington and of Pendragon, and during the year was appointed non-executive deputy chairman of Barclays. The board is satisfied that Sir Nigel meets his obligations to the company.

The Senior Independent Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, chief executive or chief financial officer have failed to resolve, or for which such contact is inappropriate.

The company secretary is an employee of the company and is secretary of all board committees, and fulfils the responsibilities required of him by the Combined Code.

Board committees

There are four principal board committees, all of which operate within written terms of reference. Summaries of the terms of reference and details of the membership of committees are set out below. Copies of the terms of reference are available from the company secretary and on the company's website. Only members of each committee are entitled to attend the meetings of committees, although each committee may invite other directors, managers and advisors to attend and frequently do so. Membership of board committees is regularly reviewed; given the size of the board and the need to have a quorum available, if necessary, at short notice, there is inevitably an overlap in directors' membership of committees, and in particular the board believes it appropriate for all the non-executive directors to be given the opportunity to participate in the work of the nominations committee. However, the chairman of the remuneration committee does not serve on the audit committee, and vice versa, and the board is satisfied that no one director exercises a disproportionate influence. No director has served on any committee for six years or more. Attendance at meetings of committees is set out on page 28.

Board nominations committee

Directors who served on the committee during the year are as follows:

Sir Nigel Rudd (chairman)	T C Parker
J Bennink	H Ploix
G N Dawson	*Dr M P Read*

The board nominations committee meets as dictated by circumstances and met once during the year.

The main responsibilities of the board nominations committee are to:

> Review regularly the structure, size and composition of the board and make recommendations to the board concerning that.
> Give full consideration to succession planning for directors.
> Evaluate the balance of skills, knowledge and experience of the board.
> Prepare a description of the role and capabilities required for any particular board appointment including that of the Chairman.
> Identify and nominate for the approval by the board candidates to fill board vacancies as and when they arise.

The committee also makes recommendations to the board concerning the standing for reappointment of directors.

During the year under review, the committee recommended that directors standing for reappointment should do so. Since the year end the committee has set in hand a process for recruiting a successor to Mr Dodd who announced in March his intention to resign and has also commenced the process of defining the desired capabilities, background and experience of a further non-executive director given the current balance of skills knowledge and experience on the board.

Board audit committee

Directors who served on the committee during the year are as follows:

G N Dawson (chairman, appointed September 2003)
J Bennink (appointed September 2001)
T C Parker (appointed January 2004)
H Ploix (appointed September 2000)

Mr Guy Dawson, the current chairman of the committee, was until 2002 chairman of European Investment Banking at Merrill Lynch and is currently a partner in Tricorn Partners, an independent corporate advisory business, and accordingly has recent and relevant financial experience.

The board audit committee met four times during the year. The agenda for each meeting is pre-planned to ensure that each aspect of the committee's responsibilities is discharged as part of an annual cycle.

The main responsibilities of the board audit committee are to:

> Monitor the integrity and clarity of the financial information and of the major financial statements of the company, and to review any significant financial reporting issues and judgements those statements contain.
> Approve the annual external audit plan and to review with the external auditors the nature, scope and results of their audit, and any control issues raised by them.
> Make recommendations as to the appointment, terms of engagement and remuneration of the external auditors and review any question of their resignation or removal, and to review the effectiveness of the external auditors and their independence.
> Review the consistency of and any changes to accounting policies, the application of appropriate accounting standards, and the methods used to account for significant or unusual transactions.
> Approve the internal audit plan, monitor and review the effectiveness and freedom from management interference of the company's internal audit function, and to approve the appointment and removal of the head of that function.
> Review the company's internal controls and systems and practices for the identification and management of risk.
> Monitor compliance with the company's policies to prevent illegal and questionable corporate conduct and to review arrangements for 'whistleblowing'.

The external auditors attend meetings of the committee, other than when their appointment or performance is being reviewed, and the head of the internal audit function, the chief financial officer and members of the finance function attend as appropriate. The committee meets with the auditors in the absence of management at least twice a year.

The external auditors are appointed annually at the annual general meeting. The board audit committee considers the reappointment of the auditors and reports its findings to the board. The board audit committee periodically considers the performance, cost and independence of the external auditors, including a comparison of audit fees with those of other retail and FTSE100 companies and reviews the level of service provided by the audit team throughout the group.

In March 2004 the committee adopted a new policy on the engagement of the auditors to supply non-audit services to ensure that auditor independence is not compromised. The policy identifies three categories of non-audit work. Firstly, work such as systems implementation, full outsourcing and preparation of accounting entries and financial information that the auditors are not to perform as to do so would represent a real threat to independence. Secondly, some audit related and advisory services where work can only be undertaken by the auditors with the approval of the audit committee. This category is sub-divided into those projects that require approval regardless of the fee level, for example, staff secondments and advice on design and implementation of policies and controls, and those projects where approval is required if fees exceed a set limit, such as advice on tax matters, advice on preparation of financial information, due diligence and related advice, preparation of completion accounts and training support. Lastly, projects where the work is clearly audit related and where the auditors are best placed to do it, such as regulatory work and acting as reporting accountants, do not of themselves require approval, but given that the level of non-audit fees may themselves constitute a threat, audit committee approval is required if total fees in this category exceed £0.5m.

The committee monitors the overall level of non audit fees, is satisfied that its policy falls within the requirements of the Auditing Practice Board, and ensures compliance with that policy. The auditors annually confirm their policies on ensuring auditor independence and provide the committee with a report on their own internal quality control procedures.

In addition to discharging the responsibilities described above and its work in connection with the audit and auditors, the committee during the year reviewed the plans to implement International Financial Reporting Standards, and the judgements proposed where alternatives are available, and (in light of the APB Ethical standards issued on 17th December 2004 with which auditors must comply) reviewed the auditor terms and conditions and concluded that they are more than adequate.

Board remuneration committee

Directors who served on the committee during the year are as follows:

Dr M P Read (chairman)	T C Parker
J Bennink	H Ploix

The board remuneration committee met five times during the year.

The main responsibilities of the committee are to:

> Determine and review from time to time the framework, broad policy and specific terms for the remuneration and terms and conditions of employment of the Chairman of the board and of executive directors, including the design of targets and payments made under any bonus scheme.

> Agree any compensation for loss of office of any executive director.

> Recommend and monitor the level and structure of the remuneration of senior managers.

During the year under review the committee reviewed its advisors and appointed Kepler Associates as advisors to the committee. Assisted by Kepler, the committee reviewed executive directors and executive remuneration, and, after consultation with shareholders, approved proposed new long term incentive plans, which are described in the Directors' Remuneration Report, and will be considered at the company's AGM. The committee also during the year reviewed salaries and allowances, made grants and made awards where appropriate under the Executive Share Option Plan and Long Term Incentive Plan. The committee is currently reviewing executive directors' pension arrangements.

A report on the remuneration of directors appears on pages 32 to 41.

Board social responsibilities committee

Directors who served on the committee during the year are as follows:

H Ploix (chair)	J Bennink
P Bateman	T C Parker

The board social responsibilities committee met four times during the year. The main responsibility of the board social responsibilities committee is to keep under review and advise the board on the company's policies and practices in the areas of social responsibility, including those relating to health and safety, the environment, diversity and equal opportunities, race relations, employment of the disabled, charitable giving and ethical matters, and the company's values and standards.

During the year, the committee reviewed those matters within its remit, and approved a revised code of conduct for ethical trading and reviewed and monitored performance against agreed targets in the area of social responsibility.

Investor relations

Communications with shareholders are given a high priority. In addition to the annual and half year results presentations and the annual general meeting, a programme of meetings between institutional shareholders and executive directors or the Chairman is held throughout the year. A summary of the views expressed at these meetings is reported to the board. At each board meeting a report is given on shareholders' and analysts' views, issues (if any) and expectations, and periodically external consultants attend a meeting of the board and present a report on shareholders concerns and expectations. In addition, each director is provided with copies of reports prepared by analysts and brokers and with press cuttings which are of particular value to the directors not resident in the UK. Non-executive directors are given an opportunity to attend meetings with shareholders, and each non-executive director is prepared to do so.

All members of the board usually attend the annual general meeting. A business presentation is given at the meeting, followed by a question and answer session. The notice of the meeting, together with any related papers, is sent to shareholders at least 20 working days before the meeting, or for those who have elected for electronic communication, notice is given to such shareholders of the availability of documents on the company's website. Shareholders are given the opportunity to vote on each separate issue. Postal proxy votes are counted and the proxy votes lodged are announced after the vote on show of hands on each item. Summary proxy figures are made available in writing at the end of the meeting and are also published on the company's website.

Internal control

The directors have overall responsibility for the group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failing to achieve business objectives. Such a system can, however, provide only reasonable, and not absolute, assurance against material misstatement or loss.

Members of the board have responsibility for monitoring the conduct and operations of individual businesses within the group. This includes the review and approval of business strategies and plans and the setting of key business performance targets. The executive management responsible for each business are accountable for the conduct and performance of their business within the agreed strategies.

Business plans and budgets provide a framework from which performance commitments have been agreed between the chief executive and each business. These commitments incorporate financial and strategic targets against which business performance is monitored. This monitoring includes the examination of and changes to rolling annual and half year forecasts, monthly measurement of actual achievement against key performance targets and plans, and weekly reviews of performance.

The group has clear requirements for the approval and control of expenditure. Strategic investment decisions involving both capital and revenue expenditure are subject to formal detailed appraisal and review according to approval levels set by the board. Operating expenditure is controlled within each business with approval levels for such expenditure being determined by the individual businesses.

Executive management are responsible for the identification, evaluation and management of the significant risks applicable to their areas of business. These risks are assessed on a regular basis and may be associated with a variety of internal or external sources.

Each member of the executive and, where appropriate, other members of management annually complete tailored questionnaires relating to compliance with the group's policies and procedures concerning internal controls within their area of responsibility. Those questionnaires are audited by internal audit and the results presented firstly to the internal audit committee, chaired by the chief executive, and are then reviewed by the board audit committee.

The internal audit function works throughout the group to further develop, improve and embed risk management processes and tools in the business operations. It also provides assurance to the board that risk management practices address the key risks faced by the group including risks that could arise from social, environmental and ethical matters. Its work includes an assessment of the risks and controls throughout the group and its findings are reported to senior management responsible for the area concerned. Internal audit also reports regularly to the board audit committee.

The board audit committee assists the board in fulfilling its oversight responsibilities, reviewing the reporting of financial and non-financial information to shareholders and the audit process, satisfying itself that appropriate systems of internal control and risk management are in place and are serving to identify and manage risk. The external auditors and the head of the internal audit function attend all meetings of the audit committee, save in the case of the external auditor those parts of any meeting when the committee reviews the performance of the auditor.

The group's system of internal control and its effectiveness is monitored and reviewed regularly by the board, the board audit committee, the internal audit function, and management, and the board believes that the company has maintained throughout the year and up to the date of approval of the Annual Report and Accounts an effective embedded system of internal control and has complied with the Turnbull guidance.

Social, environmental and ethical matters

The company has for many years recognised the benefits that accrue from responsible employment, environmental and community policies which are also described elsewhere in this report. Identifying and managing risks to the company's reputation has been described above and has a high priority. The evaluation of the company's performance in social, environmental, community and ethical matters is ongoing.

Going concern

Having considered group cash flow forecasts and strategic plans, the directors are satisfied that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

directors' remuneration report

Compliance
This report has been prepared in compliance with the Directors' Remuneration Report Regulations 2002 (the 'Regulations') and Schedule B of the Combined Code annexed to the Listing Rules of the FSA.

Remuneration committee (the 'Committee')
The members of the Committee during the year were:

Dr M P Read (chairman)	J Bennink
T C Parker	H Ploix

The main responsibilities of the Committee are summarised in the corporate governance statement on page 30.

In July 2004 the Committee appointed Kepler Associates to provide it with external advice in determining the appropriate remuneration, terms and conditions and bonus schemes for directors, and to assist it in reviews of remuneration policies and practices. Prior to that the Committee was assisted by Towers Perrin. Sir Nigel Rudd, Chairman of the board, Mr R A Baker, the chief executive and Mr P Bateman, human resources and operations director, have also advised the Committee when requested. Kepler Associates, and before them Towers Perrin, have also provided the Committee and the company with market data for executives and senior managers, and consulting support in reviewing pensions, long term incentive plans, and in reviewing current remuneration trends. The Committee is conscious of the need to ensure that no conflict of interest arises as a result of Kepler Associates advising both it and the company, and keeps that under review, but believes that the benefit of consistent advice and policies throughout the company outweigh the possible problems arising from such dual appointment.

A summary of the terms under which Kepler Associates provide services to the Committee and to the company are available upon request from the company secretary and on the company's website.

Remuneration policies
In determining remuneration policies for the current, following and subsequent financial years, the Committee has followed the provisions of Section B of the Combined Code. Policy in relation to remuneration, and practice, inevitably evolves over time and the policy with regard to future years will be subject to ongoing review by the Committee.

The objective of the Remuneration Committee is to ensure that the remuneration of directors and of senior managers is adequate to attract, retain and motivate high calibre management.

In 2002 the Committee positioned executive directors' salaries and non-executive directors' fees at the market median in the light of independent assessment of market practices, and has done so in respect of directors appointed subsequently. The Committee adopted a policy that executive directors' salaries (assuming no change in responsibilities) would be increased annually in line with inflation, subject to total pay being benchmarked against the market every three years and intended that over time the proportion of executive directors' total remuneration that is dependent upon performance would become greater.

The Committee has undertaken a thorough review of total remuneration during the year and, after consultation with major shareholders, has adopted a policy which will (subject to approval of the proposed new long term incentive arrangements at the AGM) significantly strengthen the link between remuneration and performance. The proposals would result in decreased reward for average performance and increased reward for superior performance, and will rebalance the incentive mix to reward long term outperformance. The Committee has also decided that market competitiveness of remuneration would in future be assessed primarily in terms of total remuneration, with less emphasis on base salary.

In broad terms, under the new arrangements, if the group meets its target levels of performance then performance-related pay is likely to account for approximately 60% of the chief executive's remuneration and 57% of that of the other executive directors. For top quartile performance, performance-related pay will account for around 80% for the executive directors, depending on share price growth from the start of the performance period to the end.

The way that business performance is measured for bonus and share option schemes for executive directors and senior managers flows from, and is consistent with, business strategy, and with the board's governing objective of maximising the value of the company for the benefit of shareholders.

The Committee believes that share ownership provides an effective way to align the interests of shareholders and executives and the Committee has adopted a policy of requiring executive directors over time to achieve a holding in the company's shares having a value equivalent to their base salary, and participation in the proposed bonus co-investment plan of at least one quarter of any short term bonus payment will be mandatory for executive directors until the shareholding target has been met.

Non-executive directors do not participate in any bonus or share option schemes.

It is the practice of the board to maintain contact where appropriate with its major shareholders about remuneration issues.

Remuneration 2004/05

Executive remuneration in the year comprises the following key elements:

> Basic Salary
> Short Term Executive Bonus Scheme
> Long Term Bonus Scheme
> Executive Share Option Plan
> Pension
> Other benefits

Each of these elements is described below:

Basic salary In June 2004, executive directors' salaries were generally increased in line with inflation.

Short Term Executive Bonus The Short Term Executive Bonus Scheme rewards executive directors for achieving operating efficiencies and profitable growth in the relevant year by reference to challenging but achievable targets derived at the beginning of the year from strategic plans. It also rewards personal performance. The maximum short term bonus that could be earned in the year 2004/05 was, in the case of the chief executive, 100% of base salary, and for all other executive directors, 75%. One-third of the available bonus depended on individual performance against personal targets, and two-thirds depended upon business performance targets for operating profit (one-third of the available bonus), sales and return on capital (one-sixth each). Achieving the targets set by the Committee on all business measures would generate a bonus of 50% of the maximum bonus available for those measures. The business targets were chosen for their relevance in driving short-term performance of the business.

Following its review of executive directors' remuneration, the Committee decided that to bring directors' remuneration in line with market practice in 2005/06 the maximum short term bonus that can be earned would be 100% of base salary for all executive directors. Payment of all elements of the bonus is subject to achieving a threshold group profit before tax.

Long Term Bonus Scheme ('LTBS') The current Long Term Bonus Scheme provides executive directors with a maximum potential bonus award (MPBA) worth up to 125% of base salary, and provides a direct link between the pay of executive directors and the creation of value for shareholders. The LTBS rewards directors for the company's performance in terms of total shareholder return (TSR) over a three or four-year performance period relative to a peer group of ten other leading companies which the Committee considered to be appropriate comparators by virtue of their size and markets in which they operate. TSR was chosen as the appropriate performance measure for the LTBS as it aligns the interests of the executive with the actual return received by shareholders. TSR measures the return to shareholders in terms of share price movement and the value of dividends as if reinvested when paid. It is derived, using data from the FTSE TRI index, by calculating the percentage growth in the index during the performance cycle based on the average of the index for the quarter preceding the commencement and the average of the index for the final quarter. The Committee believes this to be a transparent and well recognised way of doing so.

For the performance cycles which commenced in 1999 and thereafter a MPBA is calculated for all executive directors by multiplying the basic annual salary at the beginning of the cycle by a factor of 125%. The MPBA is then expressed in share units using the average share price over the previous three months. At the end of the performance cycle a percentage of the MPBA is gained based on the following scale:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10	11
% of MPBA gained	100	80	64	48	36	24	Nil	Nil	Nil	Nil	Nil

The value of the award is affected by share price movement over the performance period. Performance cycles commence on 1st April. The performance cycles that commenced in 1999 and 2000 were four-year cycles. For these performance cycles, one half of the award is paid in cash after the end of each performance cycle and one half in shares. The value of the cash bonus is calculated by multiplying one half of the number of earned share units by the average share price over the last three months of the performance cycle, as derived from the Daily Official List of the London Stock Exchange.

No performance cycle commenced in 2001. The performance cycles which commenced in 2002, 2003 and 2004 are three-year cycles, and for these cycles the whole of the award is payable in shares.

Share awards under the LTBS are satisfied by the transfer of shares purchased in the market by the Boots Employee Trust at various prices, usually shortly after the commencement of the performance period, but currently the trust holds surplus shares and no shares have been purchased for several years.

Prior to this year, directors who joined the company participated pro rata in performance cycles that had more than one complete year to run. The Committee decided in the case of Mr Baker to calculate the MPBA for those performance cycles using the average share price for the three months prior to the date of his joining or the average share price for the three months prior to the commencement of the performance cycle whichever was the higher, resulting in a lower MPBA than would otherwise have been the case. The Committee has now decided that newly appointed directors will not participate in performance cycles that commenced before they joined the company.

> directors' remuneration report

The peer group comprises those companies that the Committee considered at the beginning of the cycle to provide the best comparators for performance given the mix of businesses carried on by the company, and the peer group is reviewed before each performance cycle to maintain its relevance. For the three-year period from 1st April 2004 the relevant peer group was:

Alliance UniChem	Reckitt Benckiser
Dixons	J Sainsbury
Great Universal Stores	Smith & Nephew
Kingfisher	Tesco
Marks & Spencer	WH Smith

Subject to the approval by the AGM of the new Performance Share Plan, the performance cycle which commenced on 1st April 2004 will be the last one under this scheme.

Executive Share Option Plan Under the Executive Share Option Plan executive directors (and other employees) can be granted options to subscribe for ordinary shares in the company. The maximum number of options that can be granted under the plan to any executive director in any financial year of the company is options having an exercise price of twice the annual basic salary of the director. Grants are not normally expected to exceed one times annual salary. Options granted to executive directors must be subject to the satisfaction of a performance condition.

The Executive Share Option Plan aligns returns to shareholders with reward to executives if share price growth is achieved and the performance condition is met. The value of the options is directly linked to share price movement. The condition imposed in respect of all options granted to date is average annual growth in earnings per share (EPS) over the relevant period at least equal to the increase in the index of retail prices plus 3% calculated as follows: Base EPS is the EPS for the *financial year preceding the performance* cycle. An EPS target is calculated each year by applying the following formula: Base EPS x (100 + increase in RPI + y) where y is 3 in year one, 6 in year two and 9 in year three and so on.

If the average of the actual EPS over the performance cycle equals or is greater than the target EPS, the performance condition is met. If the performance condition is not met, then for options granted prior to 2004/05 performance is re-tested annually until the end of the sixth year using the same methodology. If the performance condition has still not been met at the end of the sixth year, the options lapse.

The Committee, mindful of the views of investors in respect of the retesting of the performance condition attached to the exercise of executive share options, decided that, in respect of options granted in 2004/05, only one retest be permitted, as opposed to the three retests previously permitted under the rules, this retest to take place at the end of the fifth year, if the performance condition is not met after year three.

The EPS performance measure in the share option scheme was chosen because it provides an absolute (as opposed to relative) financial measure of company performance and complements the TSR performance measure in the LTBS. RPI is taken from the index published in March each year, and EPS is calculated in accordance with FRS14 'Earnings Per Share' which the Committee believes to be a transparent and well recognised way of doing so.

The Committee agreed that Richard Baker would on joining receive share options of three times his annual salary. Accordingly, a grant of twice annual salary was made under the Executive Share Option Scheme, and a grant of once times salary under his individual option plan, an arrangement identical in all respects to the Executive Share Option Scheme, made pursuant to paragraph 13.13A of the Listing Rules, and details of those arrangements *are set out on page 40*.

Share options granted under the SAYE share option scheme are not subject to performance conditions and, given the 'all employee' nature of the scheme and its revenue-approved status, it would not be appropriate to do so. No SAYE share option grants have been made since 1999 and no director holds any SAYE options.

Pension entitlement All executive directors in office at 31st March 2005 receive pension entitlements from the company's principal UK defined benefit pension scheme, referred to in note 27, and supplementary pension arrangements which provide additional benefits aimed at producing a pension (when taken together with retained benefits from other employment) of two-thirds final base salary at normal retirement age, subject to revenue limits. Non-executive directors are not members of any company pension arrangements. Pension entitlement is calculated only on the salary element of remuneration.

All directors are currently subject to the existing revenue caps, and accordingly are also members of unfunded unapproved pension arrangements which provide similar benefits in excess of the caps. It is currently intended that these arrangements will continue following the change in pension taxation after utilising the new lifetime allowance.

Other benefits Executive directors are entitled to a company car, or payment in lieu, sick pay, holidays and other benefits comparable to those provided by other major companies. Mr R A Baker, Mr P Bateman and Mr H Dodd participate in a funded unapproved death benefit scheme which provides benefits on death comparable to those contained in the company's approved pension schemes in respect of income above the revenue income 'cap'. Sir Nigel Rudd is reimbursed the expenses that the Committee consider reasonable for providing his own car and driver whilst travelling on the company's business.

Contracts of service The Chairman and each of the other non-executive directors has a written letter of appointment with the company, terminable by either party without notice or compensation.

Each of the executive directors has a service contract which terminates when the director in question reaches the age of 60. All executive directors' service contracts are terminable by the company on one year's notice and the Committee has determined that one year's notice is the appropriate period of notice to be given to an executive director. Exceptionally, however, in circumstances such as the appointment of a chief executive from outside the company, the Committee may consider an initial period of greater security to be appropriate and agree that the one year's notice should not be given before the first anniversary of appointment.

Details of the contracts of executive directors who served during the year are as follows:

	Date of contract	Unexpired term	Notice period	Provision for compensation
R A Baker	8th August 2003	1 year rolling	1 year	See below
P Bateman	25th July 2002	1 year rolling	1 year	Nil
H Dodd	4th June 2003	Terminated on 18th May 2005	1 year	Nil

With the exception of Mr R A Baker, none of the above contracts contain provisions relating to compensation on termination. The Committee's policy on termination of executive directors' service contracts is that in the event of any service contract being terminated by the company giving less than the contractual period of notice the requirement for the director to mitigate their loss where appropriate is taken into account in determining any resulting compensation. In the case of Mr R A Baker, however, the company has agreed provisions relating to pay in lieu of notice under which if Mr R A Baker's contract is terminated with less notice than his contract provides, then he will receive 85% of the salary, pension and short term bonus and other benefits he would have received had he been given the notice to which he was entitled under his contract, but without receiving any compensation for any loss of long term incentives or share options.

Each director is required to stand for reappointment every three years and may be required to stand for reappointment at an earlier date in order to satisfy the provisions in the company's articles of association that not less than one-third of the board seek reappointment at each AGM. The articles of association of the company contain provisions relating to earlier vacation of office without notice.

Non-executive directorships It is recognised that directors may be invited to become non-executive directors of other companies and that the additional experience and knowledge that this brings will benefit the company. Accordingly, the policy is to allow executive directors to accept up to one such appointment where no conflict of interest arises, and to retain the fees received. None of the executive directors currently holds any such appointment.

Proposed New Long Term Incentives It is proposed that the Long Term Bonus Scheme be replaced by the Performance Share Plan and that the Executive Share Option Plan be replaced by the Bonus Co-Investment Plan for performance periods commencing 1st April 2005 and thereafter. A description of the new plans is given below and in the AGM notice which is being posted to shareholders with this document.

Kepler Associates advised the Committee that the fair value of the long term incentive arrangements, taking into account the TSR outperformance requirements for the Performance Share Plan and the EPS scale for the Bonus Co-Investment Plan, is in line with median for FTSE100 companies. Assuming short term bonus is paid at target, and that the maximum permitted amount is invested in deposited shares, the rewards at constant share price are expected on average to be 50% of salary from the Co-investment Plan and 60% (75% for the CEO) from the Performance Share Plan. The maximum potential rewards (excluding share price appreciation) are 100% of base salary from the Co-investment Plan and 200% of salary (250% for the CEO) from the Performance Share Plan. The company intends, as part of the transition to IFRS, to measure EPS on a consistent basis.

It is the intention of the company to provide benefits under the plans using existing shares purchased in the market by the Boots Employee Trust.

Proposed Performance Share Plan ('PSP') The Performance Share Plan will provide a direct link between the pay of executive directors and the creation of value for shareholders by rewarding directors for the company's outperformance over a three-year performance period in terms of total shareholder return (TSR) relative to a UK retail index comprising the FTSE 350 General Retailers Index and the FTSE 350 Food & Drug Retailers Index (weighted 50% each). Executive directors can be granted awards worth up to 200% of base salary (250% for the chief executive).

It is proposed to use relative TSR as the performance measure for the Performance Share Plan as it is considered an objective measure of the company's success and it aligns the interests of the executive with the actual return received by shareholders. TSR measures the return to shareholders in terms of share price movement and the value of dividends reinvested.

The Committee believes this to be a transparent and well recognised way of doing so. The Committee has chosen TSR percentage out-performance of a blended index (FTSE 350 General Retailers and FTSE 350 Food & Drug Retailers weighted 50/50) in preference to a TSR ranking system because it is more robust (the calibration is less sensitive to the TSR of each individual comparator) and because the indices are automatically weighted by market capitalisation.

> directors' remuneration report

The following table sets out dilution information under discretionary and non discretionary schemes for the year and for the previous nine years in accordance with the best practice suggestion contained in the NAPF corporate governance policy.

		Options over new shares outstanding at period start	Options granted over new shares	Options exercised over new shares	Options lapsed over new shares	Obligation transferred to QUEST (purchased shares)	Options outstanding over new shares at period end	Issued share capital[1] at period end	% options over new shares to ISC
April 95 – March 96	– SAYE	11,846,645	2,228,376	1,469,013	1,300,909		11,305,099	953,784,198	1.185
	– Exec	4,835,500	0	1,397,000	157,500		3,281,000	953,784,198	0.344
	– Total	16,682,145	2,228,376	2,866,013	1,458,409		14,586,099	953,784,198	1.529
April 96 – March 97	– SAYE	11,305,099	3,515,062	1,320,113	680,459		12,819,589	906,070,964	1.415
	– Exec	3,281,000	0	953,000	70,000		2,258,000	906,070,964	0.249
	– Total	14,586,099	3,515,062	2,273,113	750,459		15,077,589	906,070,964	1.664
April 97 – March 98	– SAYE	12,819,589	5,209,165	1,648,199	1,001,787		15,378,768	912,910,817	1.685
	– Exec	2,258,000	0	1,357,500	22,500		878,000	912,910,817	0.096
	– Total	15,077,589	5,209,165	3,005,699	1,024,287		16,256,768	912,910,817	1.781
April 98 – March 99	– SAYE	15,378,768	4,169,672	1,870,144	917,512		16,760,784	915,194,961	1.831
	– Exec	878,000	0	414,000	0		464,000	915,194,961	0.051
	– Total	16,256,768	4,169,672	2,284,144	917,512		17,224,784	915,194,961	1.882
April 99 – March 00	– SAYE	16,760,784	6,500,755	61,354	3,046,961	20,153,224	0	899,306,315	0.000
	– Exec	464,000	0	50,000	0		414,000	899,306,315	0.046
	– Total	17,224,784	6,500,755	111,354	3,046,961	20,153,224	414,000	899,306,315	0.046
April 00 – March 01	– SAYE	0	0	0	0		0	899,514,815	0.000
	– Exec	414,000	0	208,500	0		205,500	899,514,815	0.023
	– Total	414,000	0	208,500	0		205,500	899,514,815	0.023
April 01 – March 02	– SAYE	0	0	0	0		0	894,617,815	0.000
	– Exec	205,500	1,893,843	123,000	0		1,976,343	894,617,815	0.221
	– Total	205,500	1,893,843	123,000	0		1,976,343	894,617,815	0.221
April 02 – March 03	– SAYE	0	0	0	0		0	815,084,397	0.000
	– Exec	1,976,343	2,122,528	17,500	117,371		3,964,000	815,084,397	0.486
	– Total	1,976,343	2,122,528	17,500	117,371		3,964,000	815,084,397	0.486
April 03 – March 04	– SAYE	0	0	0	0		0	775,907,597	0.000
	– Exec	3,964,000	1,911,021	62,500	1,111,242		4,701,279	775,907,597	0.606
	– Total	3,964,000	1,911,021	62,500	1,111,242		4,701,279	775,907,597	0.606
April 04 – March 05	– SAYE	0	0	0	0		0	730,451,593	0.000
	– Exec	4,701,279	1,480,455	353,996	1,190,871		4,636,867	730,451,593	0.635
	– Total	4,701,279	1,480,455	353,996	1,190,871		4,636,867	730,451,593	0.635

[1]Issued share capital at period end excludes shares (if any) that have been repurchased before, but not cancelled until after, the year end.

An award will be calculated for all executive directors by multiplying the basic annual salary at the beginning of the cycle by the relevant factor. The award is then expressed in share units by dividing the salary multiple by the average share price over the three months preceding the commencement of the performance period. At the end of the performance cycle none of the award would vest unless the annualised TSR performance exceeds the index by at least 2% p.a. All the shares would vest if the annualised TSR performance exceeds the index by at least 10% p.a. (historically equivalent to almost top decile performance), with pro rata vesting in between.

There are no retests. The eventual value of the award is also affected by share price movement over the performance period. Performance cycles commence on 1st April. The whole of the award gained is paid in shares. The scheme is expected over time to deliver value of approximately 30% of the maximum. The fair value of the PSP for the chief executive is 75% of base salary and for the other executive directors is 60% of base salary. The maximum potential rewards are 200% of salary (250% for the CEO) from the Performance Share Plan plus any growth in value of shares over the performance period.

Proposed bonus co-investment plan Under the proposed bonus co-investment plan, executive directors will be entitled to invest up to 50% of their short term bonus for the previous year in Boots shares in return for a matching opportunity of up to 2:1, depending on Earnings Per Share performance over a three-year performance cycle.

The bonus co-investment plan aligns executives' interests with that of shareholders as the initial investment ('deposited shares') and any matching shares are exposed to share price movement over the performance period. The performance condition will be real average annual growth in earnings per share (EPS). Annual EPS growth is calculated as follows: EPS in the final year(s) of the performance period is divided by EPS in the year immediately preceding the start of the performance period; the resulting number is then annualised. For the first cycle of the plan, a proportion of matching shares will vest provided the annual growth in EPS exceeds RPI by more than 3%. The maximum match is earned if annualised EPS growth exceeds RPI by 8% with pro rata matching in between as indicated in the following table:

EPS growth p.a. % above RPI	3%	3.5%	4%	4.5%	5%	5.5%	6%	6.5%	7%	7.5%	8%
Match earned per deposited share	0	0.2	0.4	0.6	0.8	1	1.2	1.4	1.6	1.8	2

If EPS performance does not exceed RPI plus 3% over the initial three-year performance cycle, the matching awards lapse. There is no retest.

The initial EPS performance target for the Bonus Co-investment Plan of RPI plus 3% to RPI plus 8% per annum has been calibrated using median and upper quartile historical EPS growth rates for UK retailers. Given that RPI is currently projected to be 3.5%, the Committee believes that the targets are stretching, but will review the targets at the beginning of each cycle to ensure they remain so. Assuming short term bonus is paid at target, and that the maximum permitted amount is invested in deposited shares, the fair value of awards is equal to 25% of salary from the Co-investment Plan. The maximum potential rewards are 100% of base salary from the Co-investment Plan (excluding share price appreciation).

Performance graph

The following graph, required by the Regulations, shows the total shareholder return over the five-year period to 31st March 2005 for the company's shares and the FTSE100 index. The FTSE100 is considered to be an appropriate index for comparison as it is well recognised, the company forms part of that index and investors in the company are likely to regard other FTSE100 companies as alternative investments.


Value of £100 invested in March 2000
Boots Group
FTSE100 index
£140
£130
£120
£110
£100
£90
£80
£70
£60
March 00
March 01
March 02
March 03
March 04
March 05

Auditors' report The auditors are required to report on information contained in the following section of the report with the exception of directors' shareholdings.

Directors' remuneration 2004/05

Analysis of emoluments and short term bonuses are shown on page 38. Details of long term bonuses are shown on pages 38 and 39, outstanding share options and gains on share options are shown on page 40, shareholdings and pension entitlements on page 41.

Short Term Executive Bonus Scheme Performance against business targets during the year was such that no bonus was awarded to any executive director.

> directors' remuneration report

Analysis of directors' emoluments An analysis of directors' emoluments relating to the salary and fees, short term executive bonus and other benefits (other than share options, LTBS and pensions) for the year to 31st March 2005 is shown below:

£000	Salaries and fees	Short term bonuses	Other benefits	Total 2005	Total 2004
R A Baker (from 15th Sept 2003)	644	0	380[1]	1,024	1,086
P Bateman	367	0	24	391	578
J Bennink	37	–	8[5]	45	35
G N Dawson (from 15th Sept 2003)	52	–	2[5]	54	28
H Dodd	413	0	55[2]	468	601
T C Parker (from 28th January 2004)	37	–	1[5]	38	7
H Ploix	43	–	6[5]	49	37
Dr M P Read	43	–	2[5]	45	37
Sir Nigel Rudd (deputy chairman until appointed Chairman on 15th Sept 2003)	285	–	33[5]	318	181
Dr J G S Buchanan (resigned 24th July 2003)	–	–	–	–	17
J B McGrath (Chairman until resigned from board on 15th Sept 2003)	–	–	–	–	377
S G Russell (resigned 31st May 2003)	–	–	–	–	1,102[3]
A P Smith (resigned 31st October 2003)	–	–	–	–	1,102[4]
	1,921	–	511	2,432	5,188

[1]Mr R A Baker's other benefits include £200,000 and £151,000, being compensation for the loss of his part vested Asda share options and relocation expenses respectively.
[2]Mr H Dodd's other benefits include £35,000 relocation expenses.
[3]Mr S G Russell's salary for 2004 included £758,000 compensation for loss of office, accrued holiday pay of £71,308, a retirement payment of £42,792, and £16,500 being the cost of legal advice met by the company.
[4]Mr A P Smith's salary for 2004 included compensation for loss of office of £526,000 and £352,512 being the actuarial value of surrendered entitlements under the unfunded unapproved retirement benefit scheme.
[5]Other benefits for non-executive directors comprise travel, subsistence and accommodation costs, security costs (in some cases) and the related tax benefit in kind.

The aggregate of directors' emoluments before compensation for loss of office, commutation of pension entitlements and other payments on termination was £2,432,000 (2004 £3,375,000).

The base salaries of executive directors at the year end and at 18th May 2005, the latest practicable date before the printing of this report were as follows:

	At 31st March 2005	At 18th May 2005
R A Baker	£644,000	£644,000
H Dodd	£400,000	£400,000
P Bateman	£350,000	£350,000

Long Term Bonus Scheme ('LTBS')

TSR performance measure An explanation of the TSR performance measure is shown on page 33.

Entitlements based on completed long term bonus periods

Outcome of the 2002/05 performance cycle At the end of the cycle for the three-year period up to 31st March 2005 the relevant peer group was identical to that shown on page 33.

For this cycle, the company achieved position seven in the league table. Accordingly, no long term bonus units were earned by executive directors and there will be no payment in June 2005. The share price used to determine the MPBA was 632p (2003/04 515p) and the share price used to determine the value of the cash payment in 2003/04 was 711p.

2004/05 Number of shares	MPBA 2002/05	MPBA 2000/04	Earned Units 2002/05	Earned Units 2000/04	Share award 2002/05	Share award 2000/04	Cash 2002/05 £000	Cash 2000/04 £000
R A Baker	61,808	–	–	–	–	–	–	–
P Bateman	51,424	33,107	–	11,919	–	5,960	–	42
H Dodd	69,225	42,476	–	15,291	–	7,646	–	54
S G Russell	118,671[1]	121,359	–	43,689	–	–	–	311
A P Smith	54,391[1]	38,653	–	13,915	–	–	–	99
	355,519	235,595		84,814		13,606		506

[1]Mr S G Russell and Mr A P Smith retired as directors prior to the commencement of the year under review, but each received benefits under the Long Term Bonus Scheme in respect of the performance period ending 31 March 2004 in accordance with the terms of their severance agreements under which their MPBA entitlements were reduced pro-rata to reflect their leaving date.

Details of the share awards which have been granted during the year in respect of the cycle which was completed at the end of the previous financial year, are shown in the table on page 38. Share entitlements may be exercised immediately after grant for a period of 12 months. All the share awards earned in respect of the 2000/04 cycle were exercised during the year and none were outstanding at 31st March 2005.

The value of share awards in respect of prior periods which have vested and been exercised in the year as disclosed above is shown in the table below:

	Date interest awarded	Share value at date of award	Share value at vesting 2005	Share value at exercise 2005	Value received 2005 £000	Value received 2004 £000
R A Baker	–	–	–	–	–	–
P Bateman	1st April 2001	627.00p	635p	656.5p	39	–
H Dodd	1st April 2002	672.50p	635p	621.5p	48	–
S G Russell	1st April 2000	537.25p	635p	–	–	119
A P Smith	1st April 2000	537.25p	635p	–	–	20
					87	139

Performance conditions are described on page 33. The value of the shares received is based on the middle market price on the date of exercise of the share awards, and is the value upon which liability to income tax and National Insurance is calculated.

Potential entitlements under incomplete long term bonus periods The MPBA (in shares) for cycles which commenced on 1st April 2003 and 1st April 2004 are shown below:

	MPBA At 31/03/04 re cycle 1/4/03 to 31/3/06	MPBA Awarded in year re cycle 1/4/04 to 31/3/07	**Total**
R A Baker	105,517	113,221	**218,738**
P Bateman	68,681	61,533	**130,214**
H Dodd	82,418	70,323	**152,741**
	256,616	245,077	**501,693**

The share price used to calculate the 2003-2006 and 2004-2007 MPBAs was 546p (617p in respect of Mr Baker) and 711p respectively. The outcome for these cycles and the related share awards will not be determined until June 2006 and June 2007 respectively. The share prices when the awards were first made were 528p on 1st April 2003, 688.5p on 15th September 2003 and 620.5p on 1st April 2004. Performance conditions are set out on page 33.

Share Options

The Executive Share Option Plan An explanation of the way the plan operates is shown on page 34.

The exercise price of options granted under the scheme is the average of the market value of the shares in the three days preceding the grant of an option. The rules of the plan allow the exercise of options in the period between three and ten years from grant, subject to prior satisfaction of any performance condition stipulated at the time of grant. Upon exercise, the benefit received by the participant is derived from the increase in the market value of the company's shares in the period between grant and exercise. Gains arising from the exercise of share options are set out on page 40. Executive share options may be exercised before the expiry of the initial three-year period following termination of employment by reason of redundancy or retirement or in such other circumstances of termination of employment as the Committee approves, subject to satisfaction of the performance conditions over the shorter period.

> directors' remuneration report

Options have been granted under the Plan and under Mr Baker's individual arrangement (see below) as follows:

Number of shares	2001/02 Awarded on 12/09/01 Option price 630p Exercisable between 12/09/04 and 11/09/11	2002/03 Awarded on 18/06/02 Option price 635p Exercisable between 18/06/05 and 17/06/12	2003/04 Awarded on 23/06/03 Option price 606p Exercisable between 23/06/06 and 22/06/13	2003/04 Awarded on 18/09/03 Option price 687p Exercisable between 18/09/06 and 17/09/13	Mr R A Baker's individual option plan Awarded on 18/09/03 Option price 687p Exercisable between 18/09/06 and 17/09/13	Total at 01/04/04	2004/05 Awarded on 14/06/04 Option price 647p Exercisable between 14/06/07 and 13/06/14	Exercised 04/05	Lapsed 04/05	Total 04/05
R A Baker	–	–	–	181,950	90,975	272,925	99,536	–	–	372,461
P Bateman	26,428	40,944	49,504	–	–	116,876	54,095	–	–	170,971
H Dodd	–	55,118	59,405	–	–	114,523	61,823	–	–	176,346

All options are subject to the performance conditions set out on page 34.

During the year, share options held by Mr Russell (185,757) and Mr Smith (82,989), both former directors, lapsed. Mr Smith exercised options over 46,864 shares during the year, the performance condition in respect of these options having been met over a one-year period to 31st March 2004 in accordance with the scheme rules in respect of good leavers.

Outcome of performance tests as at 31st March 2005 The performance tests for options granted in 2001 and 2002 were not met as at 31st March 2005.

Individual option plan – Mr R A Baker (the 'Plan') On 18th September 2003 Mr Baker received, as part of his joining arrangements, a grant of options of once his salary of £625,000 amounting to 90,975 shares at a price of 687p (the average of the market price for the three days preceding the grant) on terms identical to the options granted in 2003/04 under the Executive Share Option Plan, exercisable between 18th September 2006 and 17th September 2013 (subject to satisfaction of the performance condition).

The performance condition is identical to that applied to grants under the Executive Share Option Plan, i.e. average annual growth in earning per share of at least RPI plus 3% over the performance period as described on page 34.

The market price of the company's shares at 31st March 2005 was 623.5p and the range of market prices during the year was 596.5p to 700.5p.

Directors' interests in share options on 18th May 2005 remain unchanged.

The Boots SAYE Share Option Scheme Under a savings-related scheme, options may be offered to employees, including executive directors, enabling employees to subscribe for ordinary shares in the company at approximately 80% of the market price of those shares at the date of grant, subject to participation in a designated savings scheme. No options have been granted since July 1999, and no executive directors hold options under such a scheme.

Gains on share options Gains on share options represent the number of shares under options which have been exercised, valued at the difference between the market price at the date of exercise and the exercise price paid.

The total gains on share options exercised during the year was £nil (2004 £nil).

All Employee Share Ownership Plan (AESOP) In the period to 31st March 2001, Boots established an AESOP to enable staff, including executive directors, to become shareholders in the company. Under the free share part of the plan, the executive directors were each given the opportunity to be awarded 36 shares (40 in 2004), the same number as any employee with average contracted hours of 35 or more per week. All the eligible executive directors opted to receive this award. Shares in this part of the AESOP must normally be held in trust on behalf of the employees for at least three years.

In the period to 31st March 2002, Boots implemented the partnership share element of the plan, giving employees including executive directors the opportunity to purchase shares from their pre-tax income, subject to a maximum of £125 per month, with effect from April 2002. Shares purchased under the partnership plan are included in total shareholdings in the table on page 41.

Directors' shareholdings

The beneficial interests of the directors in office at 31st March 2005 and their families in the share capital of the company at 31st March 2005 are shown below. The company's register of directors' interests, which is open to inspection, contains full details of directors' interests in the company's shares.

Shareholdings	Ordinary shares 2005	Ordinary shares 2004
R A Baker	9,260	9,260
P Bateman	8,725	383
J Bennink	4,126	4,126
G N Dawson	4,000	2,000
H Dodd	5,910	1,203
T C Parker	6,340	6,340
H Ploix	3,885	3,767
Dr M P Read	5,500	5,500
Sir Nigel Rudd	47,000	47,000

Included within the ordinary shares held are 432 and 394 shares purchased by Mr P Bateman and Mr H Dodd respectively under the AESOP Share Investment Plan.

Each executive director was also deemed, as a potential beneficiary, to have an interest in the 894,125 (2004 1,051,363) ordinary shares of the company held by Boots ESOP Trust Ltd, on behalf of Boots Employee Trust, established to facilitate the operation of the company's executive bonus schemes and in 8,983,236 (2004 11,176,287) ordinary shares of the company held by Boots (QUEST) Trustee Limited, on behalf of Boots Qualifying Employee Share Trust, established in connection with the company's UK all-employee SAYE Share Option Scheme and in 3,154,292 (2004 2,512,138) ordinary shares of the company held by Boots Share Plan Trustees Limited, established to hold shares for employees in connection with the company's All Employee Share Ownership Plan (the AESOP). No director holds any loan capital.

The personal shareholdings of directors in office at 31st March 2005 remain unchanged on 18th May 2005, other than that, each of Mr P Bateman and Mr H Dodd now hold a further 20 shares purchased under the partnership share element of the AESOP, and the number of shares held by Boots (QUEST) Trustee Limited, the Boots ESOP Trust Ltd and the Boots Share Plan Trustees have reduced, thereby reducing directors' deemed interest.

Pensions entitlement

Details of pensions earned by the executive directors in office at 31st March 2005 or at date of retirement are shown below:

£000	Accrued pension at 31st March 2005	Increase in accrued pension during the year to 31st March 2005 gross of inflation per annum	Increase in accrued pension during the year to 31st March 2005 net of inflation per annum	Transfer value of accrued benefits at 31st March 2004	Transfer value of accrued benefits at 31st March 2005	Increase in transfer value of benefits less directors' contributions	Transfer value of net-of-inflation increase in accrued benefits less directors' contributions
R A Baker	30	19	19	126	360	204	197
P Bateman	64	22	21	636	997	345	301
H Dodd	40	20	19	257	536	260	246

The total accrued pension entitlement for Mr R A Baker, the highest paid director, at 31st March 2004 was £126,000.

The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. Retained benefits from previous employments are taken into account. The increase in accrued pension during the year is after deducting the increase due to inflation, at the rate of 3.1%, on the previous year's accrued pension. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

By order of the board
Dr Martin Read
Chairman of the board remuneration committee
18th May 2005

directors' responsibilities statement

Company law requires directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit and loss of the group for that period. In preparing those financial statements, directors are required to:

> select suitable accounting policies and then apply them consistently;
> make judgements and estimates that are reasonable and prudent;
> state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
> prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

independent auditors' report to the members of Boots Group PLC

We have audited the financial statements on pages 46 to 67. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 42, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement on page 27 to 31 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion In our opinion:

> the financial statements give a true and fair view of the state of affairs of the company and the group as at 31st March 2005 and of the profit of the group for the year then ended; and

> the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Birmingham

18th May 2005

directors' report

The directors of Boots Group PLC present their annual report to shareholders, together with the audited financial statements for the year ended 31st March 2005.

Principal activities

The group's principal activities during the year were:
> retailing of chemists' merchandise.
> the provision of opticians' and other healthcare services.
> the development, manufacture and marketing of healthcare and consumer products.

Further information on the group's continuing activities is provided in the operational review on pages 8 to 15.

Business review and future developments

A review of group activities during the year, research and development, and likely future developments are dealt with in the introduction, Chairman's statement, chief executive's review and operational review on pages 1 to 15.

Group results

The group profit and loss account for 2005 shown on page 46 includes the following details:

	2005 £m	Restated[1] 2004 £m
Turnover (including share of joint ventures)	**5,470.7**	5,326.4
Profit on ordinary activities before exceptional items and taxation	**481.3**	543.5
Profit on ordinary activities before taxation	**427.6**	579.9

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

Appropriations

The directors recommend the payment of a final dividend of 21.0p per share which, if approved by shareholders, will be paid on 5th August 2005 to shareholders registered on 3rd June 2005. When added to the interim dividend of 9.1p paid on 21st January 2005, this makes a total dividend payment for the year of 30.1p per share (2004 29.8p per share). Payment of these dividends requires £216.6m (2004 £226.3m), leaving a profit of £85.8m (2004 £185.2m) retained in the business.

Group structure and operations

On 14th September 2004, Boots announced the exit from its Dentistry, Chiropody, Laser Eye Correction and Laser Hair Removal businesses. The Chiropody and Laser Hair Removal businesses were closed. The Laser Eye Correction and Dentistry businesses were acquired by Optical Express Ltd on 10th November and 20th January respectively.

On 7th April 2005, Boots announced its intention to sell Boots Healthcare International and return a significant proportion of the proceeds to shareholders. An active programme to sell BHI is under way.

On 7th April 2005, Boots also announced the proposed sale and leaseback of 312 of its small stores. Proceeds from the transaction will be used to pay down short term borrowings.

Share capital

Details of changes in the share capital are shown in note 23 to the financial statements.

At the annual general meeting on 22nd July 2004, shareholders authorised the company to make market purchases of its own ordinary shares of 25p each.

During the year the company entered the market and purchased 45.4million (2004 38.3 million) shares which have subsequently been cancelled. This represented 6.2% (2004 4.9%) of the shares in issue at the end of the period and the total cost was £300m (2004 £259.9m).

At the forthcoming annual general meeting on 21st July 2005, shareholders will be invited to renew the company's authority to make market purchases. The authority will be limited to the purchase of not more than 72,200,000 ordinary shares, being approximately 10% of the ordinary shares in issue at the date of this report; the maximum price payable to be no more than 5% above the average of the closing mid market quotations for the five business days before the purchase, with the minimum price being the nominal value, exclusive of any expenses payable by the company.

Details of shares held by Boots Qualifying Employee Share Trust, Boots All Employee Share Ownership Plan and Boots ESOP Trust are shown in notes 21 and 22 to the financial statements.

Shareholders

As at 18th May 2005, the register maintained by the company under Section 211 of the Companies Act 1985 contains the following notifications to the company :

Name of Shareholder	% of issued ordinary share capital held
Franklin Resources Inc	4.0525%
Legal & General Investment Management	3.76%
Lazard Freres & Co	3.00%

Fixed assets
The directors are of the opinion that the market value of the group's properties at 31st March 2005 is 64.2% higher than that stated in the financial statements. It is not anticipated that any significant taxation will become payable on the revaluation surplus, as taxation gains on properties used for the purpose of the group's trade are expected to be deferred indefinitely or eliminated by capital losses.

Payment of suppliers
The group is a signatory of the Better Payment Practice Code (a copy of the code is available from www.payontime.co.uk). It is the policy of the group to agree appropriate terms and conditions for its transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them.

The number of days' purchases outstanding for the group's UK operations at 31st March 2005 was 20 (2004 24 days). The company has no trade creditors.

People
The group continues to involve its people in the decision-making process and communicates regularly with them during the year. Their involvement in the company's performance is encouraged with employee bonus and share schemes. The involvement extends to the board of Boots Pensions Ltd, on which there are three employee representatives as well as a retired employee. The group's aim for all its people and applicants for employment is to fit the qualifications, aptitude and ability of each individual to the appropriate job, and to provide equal opportunity, regardless of sex, religion or ethnic origin. The group does all that is practicable to meet its responsibility towards the employment and training of disabled people. Where an employee becomes disabled, every effort is made to provide continuity of employment in the same job or a suitable alternative.

Charitable and political donations
The group made cash donations for charitable purposes in the UK for the year of £1.65m (2004 £2.36m) being £0.23m for education, £0.05m for relief of financial hardship, and £1.37m for other charitable purposes (including health and economic development). The company made no political payments.

Further information on community investment is shown on page 16.

Directors
There were no changes to the board during the year. Howard Dodd resigned from the board on 18th May 2005.

Paul Bateman retires by rotation at the annual general meeting in accordance with article 87 of the company's articles of association and offers himself for reappointment. Jan Bennink also retires under article 87 but is not offering himself for reappointment.

The Chairman will recommend Mr Bateman's reappointment. Details of directors, their roles, responsibilities, achievements and significant external commitments are set out on page 21 and in the AGM notice, which is sent to shareholders with this report.

Information on service contracts and details of the interests of the directors and their families in the share capital of the company at 31st March 2005 are shown in the directors' remuneration report on pages 32 to 41. Copies of the service contracts of executive directors and of the appointment letters of the Chairman and non-executive directors are available for inspection at the company's registered office during normal business hours and at the annual general meeting.

No director has a directorship in common or other significant links with any other director (except in the case of executive directors holding directorships of subsidiary companies of the company).

Auditors
Resolutions to reappoint KPMG Audit Plc as auditors and to authorise the directors to determine their remuneration will be proposed at the annual general meeting.

By order of the board
Michael Oliver
Secretary

18th May 2005

group profit and loss account

For the year ended 31st March 2005	Notes	2005 £m	Restated[1] 2004 £m
Turnover			
Turnover from continuing operations		**5,441.9**	5,286.4
Discontinued operations		**28.8**	40.0
Turnover: group and share of joint venture	1	**5,470.7**	5,326.4
Less: share of joint venture's turnover[2]		**(1.6)**	(1.4)
Group turnover		**5,469.1**	5,325.0
Operating profit			
Operating profit from continuing operations		**508.2**	570.1
Discontinued operations		**(6.5)**	(20.0)
Group operating profit		**501.7**	550.1
Share of operating loss of joint venture[2]		**(0.6)**	(1.1)
Total operating profit including share of joint venture	2	**501.1**	549.0
Profit on disposal of fixed assets	3	**3.0**	32.5
Provision for loss on closure of operations[3]	3	**(5.4)**	3.9
Loss on disposal of business[3]	3	**(51.3)**	–
Profit on ordinary activities before interest and taxation	1	**447.4**	585.4
Net interest payable and similar items	5	**(19.8)**	(5.5)
Profit on ordinary activities before taxation		**427.6**	579.9
Tax on profit on ordinary activities	6	**(124.7)**	(167.7)
Profit on ordinary activities after taxation		**302.9**	412.2
Equity minority interests		**(0.5)**	(0.7)
Profit for the financial year attributable to shareholders		**302.4**	411.5
Dividends paid and proposed	8	**(216.6)**	(226.3)
Retained profit for the financial year	21	**85.8**	185.2

Basic earnings per share	9	**40.9p**	52.8p
Basic earnings per share before exceptionals	9	**45.7p**	48.0p
Diluted earnings per share	9	**40.8p**	52.6p
Diluted earnings per share before exceptionals	9	**45.7p**	47.9p

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).
[2]Relates to Handbag a discontinued operation.
[3]Discontinued operations (see note 3).

other primary statements of the group

statement of total recognised gains and losses

For the year ended 31st March 2005	2005 £m	Restated[1] 2004 £m
Profit for the financial year attributable to shareholders	**302.4**	411.5
Currency translation adjustments	**1.5**	(14.8)
Total recognised gains and losses for the year	**303.9**	396.7
Prior year adjustment in respect of adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21)	**38.7**	
Total recognised gains and losses since last annual report	**342.6**	

Currency translation differences include tax of £nil (2004 £(2.2)m).

Currency translation differences are net of gains or losses on currency hedges of £(4.9)m (2004 £9.9m) and associated tax credit of £0.4m (2004 charge £2.4m).

note on historical cost profits and losses

For the year ended 31st March 2005	2005 £m	Restated[1] 2004 £m
Reported profit on ordinary activities before taxation	**427.6**	579.9
Realisation of property revaluation surpluses	**1.3**	15.0
Difference between historical cost depreciation charge and actual charge for the year calculated on revalued amounts	**1.0**	1.1
Historical cost profit on ordinary activities before taxation	**429.9**	596.0
Historical cost profit retained	**88.1**	201.3

reconciliation of movements in equity shareholders' funds

For the year ended 31st March 2005	2005 £m	Restated[1] 2004 £m
Total recognised gains and losses for the year	**303.9**	396.7
Dividends	**(216.6)**	(226.3)
New share capital issued (net of expenses)	**2.0**	0.3
Repurchase of shares	**(300.0)**	(259.9)
Charge for 'Share-based payment' share scheme awards	**5.8**	8.4
Disposal of own shares	**7.7**	2.7
Net decrease in equity shareholders' funds	**(197.2)**	(78.1)
Opening equity shareholders' funds[2]	**1,806.6**	1,884.7
Closing equity shareholders' funds	**1,609.4**	1,806.6

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).
[2]Originally £1,881.3m before deducting prior year adjustment of £74.7m (see note 21).

balance sheets

31st March 2005	Notes	Group 2005 £m	Restated[1] Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed assets					
Intangible assets	10	**283.4**	281.5	**–**	–
Tangible assets	11	**1,593.1**	1,499.4	**–**	–
Investments	12	**–**	–	**2,103.6**	1,106.7
		1,876.5	1,780.9	**2,103.6**	1,106.7
Current assets					
Stocks	13	**713.6**	690.8	**–**	–
Debtors falling due within one year	14	**582.4**	516.0	**1,721.4**	1,205.3
Debtors falling due after more than one year	14	**151.0**	165.9	**–**	502.6
Current asset investments and deposits	15	**19.4**	239.1	**–**	223.0
Cash at bank and in hand		**109.4**	110.5	**27.7**	–
		1,575.8	1,722.3	**1,749.1**	1,930.9
Creditors: Amounts falling due within one year	16	**(1,074.1)**	(1,135.3)	**(1,150.5)**	(455.2)
Net current assets		**501.7**	587.0	**598.6**	1,475.7
Total assets less current liabilities		**2,378.2**	2,367.9	**2,702.2**	2,582.4
Creditors: Amounts falling due after more than one year	17	**(588.7)**	(382.9)	**(541.0)**	(869.6)
Provisions for liabilities and charges	20	**(179.0)**	(177.2)	**–**	–
Net assets		**1,610.5**	1,807.8	**2,161.2**	1,712.8

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

31st March 2005	Notes	Group 2005 £m	Restated[1] Group 2004 £m	Company 2005 £m	Company 2004 £m
Capital and reserves					
Called up share capital	21, 23	**182.6**	193.9	**182.6**	193.9
Share premium account	21	**2.3**	0.3	**2.3**	0.3
Revaluation reserve	21	**241.9**	244.2	**–**	–
Capital redemption reserve	21	**26.5**	15.2	**26.5**	15.2
Merger reserve	21	**310.8**	310.8	**–**	–
Profit and loss account	21	**845.3**	1,042.2	**1,949.8**	1,503.4
Equity shareholders' funds		**1,609.4**	1,806.6	**2,161.2**	1,712.8
Equity minority interests		**1.1**	1.2	**–**	–
		1,610.5	1,807.8	**2,161.2**	1,712.8

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

The financial statements were approved by the board of directors on 18th May 2005 and are signed on its behalf by:

Richard Baker
Chief Executive

group cash flow statement

group cash flow statement

For the year ended 31st March 2005	Notes	2005 £m	2004 £m
Cash inflow from operating activities	24	**514.7**	637.8
Returns on investment and servicing of finance			
Interest paid		**(34.3)**	(40.4)
Interest received		**14.5**	17.8
Dividends paid by subsidiaries to minority interests		**(0.6)**	–
		(20.4)	(22.6)
Taxation		**(128.8)**	(166.2)
Capital expenditure and financial investment			
Purchase of fixed assets		**(303.4)**	(194.2)
Disposal of fixed assets		**20.5**	149.6
		(282.9)	(44.6)
Acquisitions and disposals	4	**(9.0)**	(2.2)
Equity dividends paid		**(225.1)**	(229.1)
Cash (outflow)/inflow before use of liquid resources and financing		**(151.5)**	173.1
Management of liquid resources			
Decrease in short term deposits		**219.7**	53.5
Financing			
Capital element of finance lease rental agreements		**(5.7)**	(5.9)
Increase/(decrease) in other borrowings		**293.3**	(11.0)
Cash inflow/(outflow) from change in borrowings and lease financing		**287.6**	(16.9)
Issue of ordinary share capital (net of expenses)		**2.1**	0.3
Repurchase of shares		**(303.3)**	(264.6)
Disposal of own shares		**7.7**	2.3
		(5.9)	(278.9)
Increase/(decrease) in cash in the year		**62.3**	(52.3)

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

reconciliation of net cash flow to movement in net debt

For the year ended 31st March 2005	Notes	2005 £m	2004 £m
Increase/(decrease) in cash in the year		**62.3**	(52.3)
Cash inflow from change in liquid resources	25	**(219.7)**	(53.5)
Cash (inflow)/outflow from change in borrowings and lease financing	25	**(287.6)**	16.9
Movement in net debt resulting from cash flows		**(445.0)**	(88.9)
Finance lease additions		**(1.5)**	(4.2)
Currency and other non-cash adjustments		**0.9**	(3.9)
Movement in net debt during the year		**(445.6)**	(97.0)
Opening net debt		**(148.5)**	(51.5)
Closing net debt	25	**(594.1)**	(148.5)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the group and company financial statements except as noted below.

Implementation of FRS20 – Share-based payment
During the year, the company has adopted FRS20, issued by the Accounting Standards Board in April 2004, and has restated comparatives accordingly. The directors believe that the fair value approach underlying FRS20 gives a more appropriate view of the impact of share-based payment transactions than the previous amortisation treatment, and so the standard has been adopted early. The effects of implementation are shown in note 21.

Implementation of UITF38 – Accounting for ESOP trusts
During the year, the company has adopted UITF38, issued by the Accounting Standards Board and requiring adoption for accounting periods ending on or after 22 June 2004. Comparatives have been restated accordingly. The effects of implementation are shown in note 21.

Basis of accounting
The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention, modified to include the revaluation of certain land and buildings.

A separate profit and loss account for the company has not been presented as permitted by section 230 (4) of the Companies Act 1985.

Consolidation
The group financial statements combine the results of the company and all its subsidiaries and joint ventures, to the extent of group ownership and after eliminating intra-group transactions.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Joint ventures are those undertakings, not recognised as subsidiaries, in which the group has a participating interest and are jointly controlled. The group's share of the results of joint ventures, which are accounted for under the gross equity method, are included in the profit and loss account and its share of their net assets is included in investments in the group balance sheet.

In the company balance sheet, investments in subsidiaries and joint ventures are stated at cost (being the par value of shares issued where merger relief applies) less impairments.

Foreign currencies
The results and cash flows of overseas subsidiaries and the results of joint ventures are translated into sterling on an average exchange rate basis, weighted by the actual results of each month. Assets and liabilities including currency swaps are translated into sterling at the rates of exchange ruling at the balance sheet date.

Exchange differences arising from the translation of the results and net assets of overseas subsidiaries, less offsetting exchange differences on foreign currency borrowings and currency swaps hedging those assets (net of any related tax effects), are dealt with through reserves.

Where foreign currency hedges are taken out for committed future foreign currency purchases, the fair value of those hedges are not included in the profit and loss account and balance sheet. All other exchange differences are dealt with in the profit and loss account.

The cost of the company investment in shares in overseas subsidiaries is stated at the rate of exchange in force at the date each investment was made, except where hedge accounting applies in which case the year end rate is used.

Goodwill and intangible assets
Goodwill on acquisitions comprises the excess of the fair value of the consideration plus any associated costs for investments in subsidiary undertakings and joint ventures over the fair value of net assets acquired. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the group. The costs of integrating and reorganising acquired businesses are charged to the post-acquisition profit and loss account.

Goodwill arising on acquisitions prior to 1st April 1998 has been set off against reserves. On disposal of such businesses, any goodwill previously set off against reserves is charged in the calculation of the profit or loss on disposal. For subsequent acquisitions goodwill is recognised within fixed assets in the year in which it arises and amortised on a straight line basis over its useful economic life, not exceeding 20 years.

> accounting policies

The cost of intangible assets acquired (which are capitalised only if separately identifiable) is not amortised except where the end of the useful economic lives of the acquired intangible asset can be reasonably foreseen. Similar assets created within the business are not capitalised and expenditure is charged against profits in the year in which it is incurred. The carrying value of intangible assets (including in particular those being amortised over periods greater than 20 years) is reviewed annually and any impairment in value charged to the profit and loss account.

Tangible fixed assets and depreciation
Depreciation of tangible fixed assets is provided to write off the cost or valuation, less residual value, by equal instalments over their expected useful economic lives as follows:
> Freehold land, assets in the course of construction – not depreciated
> Freehold and long leasehold buildings, depreciated to their estimated residual values over their useful economic lives of not more than 50 years
> Short leasehold properties – remaining period of lease when less than 50 years
> Computer equipment including software – 3 to 8 years
> Motor cars – 4 or 5 years
> Other motor vehicles – 3 to 10 years
> Fixtures and plant – 3 to 20 years

Any impairment in the value of fixed assets is recognised immediately.

The group adopted the transitional provisions of FRS15 'Tangible Fixed Assets' to retain the book value of land and buildings many of which were last revalued in 1993 and has not adopted a policy of annual revaluations for the future.

Profits and losses arising from the disposal of properties which have previously been revalued are calculated by reference to their carrying value.

Share-based payment transactions
Shares in the company which have been purchased for the benefit of employees under various incentive schemes, are held in three employee share ownerships trusts:
> The qualifying employee share ownership trust (QUEST) provides for the all employee SAYE scheme
> Shares owned by the ESOP trusts form part of the Boots Long Term Bonus Scheme for executive directors and senior employees
> Shares owned by all the employee share ownership plan (AESOP) are conditionally gifted to all employees employed at a qualifying date and then held in trust for a qualifying service period of not less than three years

Shares are held at original cost in the own shares reserve which forms part of the overall profit and loss reserve.

Expense arising from share based payments
The fair value of the shares/options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the employees become unconditionally entitled to the shares/options. The fair value is based on market value. The amount recognised as an expense reflects the estimated number of shares/options that are expected to vest except where forfeiture is only due to 'total share holder return' targets not being achieved.

In accordance with the transitional provisions of FRS20, no expense is recorded in respect of grants made under the above schemes prior to 7th November 2002.

Cash and liquid resources
Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash).

Derivative financial instruments
The derivative financial instruments used by the group to manage its interest rate and currency risks are interest rate swaps, currency swaps and forward rate contracts. Interest receipts and payments arising on interest rate swaps are recognised within net interest payable over the period of the contract. Termination payments made or received are amortised over the life of the underlying exposure in cases where the exposure continues to exist, and taken to the profit and loss account immediately where the underlying exposure ceases to exist. Interest receipts and payments arising on currency swaps are recognised gross within interest payable and interest receivable over the period of the contract. Gains and losses arising on forward currency contracts entered into to hedge trading transactions are recognised in the profit and loss account in the same period as the underlying exposure. Forward contracts hedging cash and borrowings are valued at closing rates of exchange at each period end, with gains and losses offset against the related cash and borrowings. The interest differential on these instruments is recognised against net interest payable.

Turnover

Turnover comprises sales to external customers (excluding VAT and other sales taxes) and rental income. Consideration received from customers is only recorded as turnover when the group has completed full performance in respect of that consideration.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase cost of goods, direct labour and those overheads related to manufacture and distribution based on normal activity levels.

Research and development

Expenditure on research and development, other than on buildings and plant, is charged against profit in the year in which it is incurred.

Pensions

Pension costs are recognised in the financial statements in accordance with the requirements of SSAP24 'Accounting for Pension Costs'.

The company and its UK subsidiaries operate pension schemes under which contributions by employees and by the companies are held in trust funds separated from the companies' finances. Actuarial valuations of the schemes are conducted at three year intervals and include a review of contributions.

The cost of providing pensions is spread over the employees' working lives with the companies. The cost charged to the profit and loss account in any year may not always equal the employer contributions to the pension schemes.

The group continues to follow the transitional provisions as permitted by FRS17 'Retirement Benefits' at 31st March 2005 which are disclosed in Note 27.

Leases

The rental costs of properties and other assets held under operating leases are charged to the profit and loss account on a straight line basis. Benefits received as an incentive to sign a lease, whatever form they may take, are credited to the profit and loss account on a straight line basis over the lease term or, if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate.

The cost of assets held under finance leases (being leases which give rights to the group approximating to ownership) is included under tangible fixed assets and depreciation is provided in accordance with the policy for the class of asset concerned. The corresponding obligations under these leases are shown as creditors. The finance charge element of rentals is charged to the profit and loss account to produce, or approximate to, a constant periodic rate of charge on the remaining balance of the outstanding obligations.

Deferred taxation

Deferred tax is provided in respect of all timing differences that have originated, but not reversed, by the balance sheet date except as required by FRS19 'Deferred Tax'. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

No provision is made for taxation liabilities which would arise on the distribution of profits retained by overseas subsidiaries and joint ventures as there is no commitment to remit these profits. It is not anticipated that any significant taxation will become payable on the revaluation surplus or sale of properties, as taxation on gains on properties used for the purpose of the group's trade is expected to be deferred indefinitely or eliminated by capital losses.

notes relating to the financial statements

1. Segmental information

(i) Turnover by business segment

	2005 £m	Restated[1] 2004 £m
Health	**1,862.5**	1,773.9
Beauty and Toiletries	**2,054.7**	1,997.4
Lifestyle	**733.9**	707.7
Boots The Chemists	**4,651.1**	4,479.0
Boots Opticians	**182.5**	199.7
	4,833.6	4,678.7
Boots Healthcare International[2]	**494.2**	476.0
Boots Retail International[3]	**46.4**	41.6
Group and other[4]	**67.7**	90.1
Continuing operations	**5,441.9**	5,286.4
Discontinued operations[5]	**28.8**	40.0
Turnover: group and share of joint ventures	**5,470.7**	5,326.4

[1]Restated for transfer of Boots Insurance Services from Boots Opticians to Boots The Chemists and product reclassification including the transfer of Health food from Health to Lifestyle.
[2]Boots Healthcare International also made inter-segmental sales of £28.5m (2004 £28.6m).
[3]Boots Retail International also made inter-segmental sales of £1.9m (2004 £1.4m).
[4]Group and other includes Boots Manufacturing third party sales of £64.8m (2004 £68.4m).
[5]Discontinued operations include: LASIK, Dentistry, Chiropody, Laser Hair Removal and the Handbag joint venture.

(ii) Turnover by geographical segment

	Origin 2005 £m	Origin 2004 £m	Destination 2005 £m	Destination 2004 £m
UK	**4,913.8**	4,813.3	**4,867.0**	4,761.7
Rest of Europe	**371.0**	336.5	**396.6**	370.5
Rest of World	**185.9**	176.6	**207.1**	194.2
	5,470.7	5,326.4	**5,470.7**	5,326.4

Included in the UK is turnover of £28.8m (2004 £40.0) from discontinued operations. In addition, inter-segmental sales were made of £130.4m (2004 £117.6m).

1. Segmental information continued

(iii) Profit before interest and taxation by business segment

	Before exceptional items 2005 £m	Total 2005 £m	Restated[1,2] Before exceptional items 2004 £m	Restated[1,2] Total 2004 £m
Boots The Chemists	**470.0**	**471.2**	532.6	525.3
Boots Opticians	**4.2**	**4.2**	12.9	12.9
	474.2	**475.4**	545.5	538.2
Boots Healthcare International	**87.8**	**95.3**	80.6	80.6
Boots Retail International	**(8.2)**	**(8.2)**	(10.4)	(10.4)
Group and Other[3]	**(45.6)**	**(52.2)**	(45.6)	(5.9)
Continuing operations	**508.2**	**510.3**	570.1	602.5
Discontinued operations[4]	**(7.1)**	**(62.9)**	(21.1)	(17.1)
Profit before interest and taxation	**501.1**	**447.4**	549.0	585.4

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).
[2]Restated for transfer of Boots Insurance Services from Boots Opticians to Boots The Chemists.
[3]Group and Other consists of head office and other costs not allocated to business segments.
[4]Discontinued operations include: LASIK, Dentistry, Chiropody, Laser Hair Removal and the Handbag joint venture.

For an analysis of exceptional items see note 3.

(iv) Profit before interest and taxation by geographical origin

	Before exceptional items 2005 £m	Total 2005 £m	Restated[1] Before exceptional items 2004 £m	Restated[1] Total 2004 £m
UK	**406.3**	**345.1**	468.5	504.9
Rest of Europe	**76.9**	**77.1**	68.0	68.0
Rest of World	**17.9**	**25.2**	12.5	12.5
Profit before interest and taxation	**501.1**	**447.4**	549.0	585.4

Included in the UK is operating profit of £62.9m (2004 £17.1m) from discontinued operations.

1. Segmental information continued

(v) Net assets by business segment

	2005 £m	Restated[1] 2004 £m
Boots The Chemists	**2,043.6**	1,801.4
Boots Opticians	**56.8**	31.3
	2,100.4	1,832.7
Boots Healthcare International	**453.6**	426.7
Boots Retail International	**26.6**	17.5
Other	**55.5**	61.2
Net operating assets – continuing operations	**2,636.1**	2,338.1
Net operating assets – discontinued operations	**(4.3)**	31.3
Unallocated net liabilities	**(1,021.3)**	(561.6)
Group net operating assets	**1,610.5**	1,807.8

Net operating assets include intangible and tangible fixed assets, investment in joint ventures, stocks, third party debtors and creditors. Unallocated net liabilities includes all taxation balances, dividend creditors and net debt.

(vi) Net operating assets by geographical segment

	2005 £m	Restated[1] 2004 £m
UK	**2,085.6**	1,811.1
Rest of Europe	**504.8**	464.5
Rest of World	**41.4**	93.8
	2,631.8	2,369.4

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

2. Total operating profit

	Continuing operations 2005 £m	Discontinued operations 2005 £m	Total 2005 £m	Restated[1] Continuing operations 2004 £m	Discontinued operations 2004 £m	Restated[1] Total 2004 £m
Group turnover	**5,441.9**	**27.2**	**5,469.1**	5,286.4	38.6	5,325.0
Cost of sales	**(2,931.6)**	**(19.2)**	**(2,950.8)**	(2,868.5)	(24.4)	(2,892.9)
Gross profit	**2,510.3**	**8.0**	**2,518.3**	2,417.9	14.2	2,432.1
Selling, distribution and store costs	**(1,724.7)**	**(7.7)**	**(1,732.4)**	(1,519.4)	(18.6)	(1,538.0)
Research and development costs	**(22.6)**	**–**	**(22.6)**	(21.3)	–	(21.3)
Administrative expenses	**(254.8)**	**(6.8)**	**(261.6)**	(307.1)	(15.6)	(322.7)
Group operating profit[2]	**508.2**	**(6.5)**	**501.7**	570.1	(20.0)	550.1
Share of operating loss of joint ventures	**–**	**(0.6)**	**(0.6)**	–	(1.1)	(1.1)
Total operating profit including share of joint ventures	**508.2**	**(7.1)**	**501.1**	570.1	(21.1)	549.0

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).
[2]Costs of £45.5m have been included in the comparative year for rationalising head office as part of the Getting in Shape programme.

There have been no significant acquisitions during 2005 or the comparative year.

Total operating profit is after charging:	2005 £m	2004 £m
Operating lease rentals		
> Property rents	**189.2**	182.2
> Computer and plant hire	**23.8**	22.7
Depreciation, amortisation and impairments of fixed assets	**146.3**	133.6
Auditors' remuneration, including £0.2m (2004 £0.2m) for the company	**1.0**	0.9

The group auditors and their associates also received £0.8m (2004 £1.9m) in respect of non-audit services in the UK. This represents less than 5% of consultancy and professional services costs of the group for 2005. This included:

> further assurance services of £0.1m (2004 £1.2m) that included advice on accounting matters and an ongoing audit review of a major new systems development;

> tax services of £0.3m (2004 £0.5m) with £0.1m (2004 £0.2m) relating to compliance work, the balance being advisory;

> other services of £0.4m (2004 £0.2m).

These latter arrangements are covered by written agreements to ensure the objectivity and independence of the auditor is not compromised.

> notes relating to the financial statements

3. Exceptional items

	Continuing operations 2005 £m	Discontinued operations 2005 £m	Total 2005 £m	Continuing operations 2004 £m	Discontinued operations 2004 £m	Total 2004 £m
Profit on disposal of fixed assets[1]	**3.0**	**–**	**3.0**	32.5	–	32.5
Provision for loss on closure of operations	**–**	**(5.4)**	**(5.4)**	–	3.9	3.9
Loss on disposal of business[2] (see note 4)	**–**	**(51.3)**	**(51.3)**	–	–	–
Total exceptional items before taxation	**3.0**	**(56.7)**	**(53.7)**	32.5	3.9	36.4
Attributable tax credit (see note 6)	**1.1**	**16.8**	**17.9**	0.6	–	0.6
	4.1	**(39.9)**	**(35.8)**	33.1	3.9	37.0

[1]The current year profit is net of a £9.2m loss in respect of the closure of the Airdrie manufacturing facility.
[2]Loss on disposal of businesses relates to the Dentistry and LASIK businesses and the sale of the Handbag joint venture.

4. Acquisition and disposal of businesses

(i) Acquisitions

All businesses acquired have been accounted for using the acquisition method of accounting. None of these were individually significant and they are therefore not shown separately.

During the year, Boots The Chemists acquired a number of pharmacy businesses for £4.7m. There were no significant fair value adjustments in respect of these acquisitions.

(ii) Disposals	2005 £m	2004 £m
Tangible fixed assets	**(29.3)**	–
Net assets disposed of	**(29.3)**	–
Related goodwill	**(1.6)**	–
Disposal and other termination costs	**(20.0)**	–
Loss on disposal of businesses	**(50.9)**	–
Loss on disposal of joint venture	**(0.4)**	–
Total loss on disposal	**(51.3)**	–

The principal disposals in the year were of the Dentistry (completed on 20th January 2005) and LASIK (completed on 10th November 2004) businesses to Optical Express. These have been treated as discontinued operations. The consideration was £nil. The Chiropody and Laser Hair Removal businesses will also be exited.

There were no disposals in the year to 31st March 2004.

4. Acquisition and disposal of businesses continued

(iii) Net cash outflow for acquisitions and disposals	2005 £m	2004 £m
Acquisition of businesses	**(4.7)**	(1.1)
Disposal of business	**0.3**	–
Cash balances acquired with businesses	**(0.3)**	–
Costs of disposal paid	**(3.6)**	–
Investment in joint ventures	**(0.7)**	(1.1)
	(9.0)	(2.2)

5. Net interest payable and similar items

	2005 £m	2004 £m
Interest payable and similar charges:		
Bank loans and overdrafts	**(8.3)**	(6.2)
Other loans[1]	**(24.6)**	(18.1)
Finance lease charges	**(0.5)**	(0.7)
Income from interest rate swaps	**4.1**	6.8
	(29.3)	(18.2)
Interest receivable and similar income	**10.1**	13.2
Share of interest of joint ventures	**(0.6)**	(0.5)
Net interest payable and similar items	**(19.8)**	(5.5)

[1]Included in other loans is interest payable on the £300m eurobond of £16.5m (2004 £16.5m) and €300m eurobond of £2.4m (2004 £nil).

6. Tax on profit on ordinary activities

	2005 £m	Restated[1] 2004 £m
Current tax:		
UK corporation tax at 30.0% (2004 30.0%)	**106.4**	121.8
Share of tax charge of joint ventures	**1.2**	–
Adjustments in respect of prior periods	**(5.2)**	(5.5)
	102.4	116.3
Relief for overseas taxation	**(1.1)**	(4.1)
	101.3	112.2
Overseas taxation	**23.1**	16.7
Total current tax charge for the year	**124.4**	128.9
Deferred taxation (see note 20):		
Origination and reversal of timing differences	**0.3**	38.8
Tax on profit on ordinary activities	**124.7**	167.7
Tax credit included above attributable to exceptional non-operating items	**(17.9)**	(0.6)

Reconciliation of current tax charge
The UK standard rate of corporation tax for the year is 30.0% (2004 30.0%). The actual tax charge for the current and previous year is below the standard rate for the reasons set out in the following reconciliation:

	2005 £m	Restated[1] 2004 £m
Profit on ordinary activities before taxation	**427.6**	579.9
Tax on profit on ordinary activities at UK standard rate of corporation tax of 30.0% (2004 30.0%)	**128.3**	174.0
Factors affecting charge for the year:		
Changes in accelerated capital allowances	**(6.4)**	(4.8)
Changes in pension fund prepayment	**1.7**	(6.6)
Other timing differences	**(0.6)**	(15.3)
Intangibles amortisation	**(4.5)**	(6.5)
Disallowable expenses	**4.4**	3.8
Exceptional items including losses on disposals and closure costs	**2.1**	(11.9)
Foreign tax charged at higher rates than UK standard rate	**4.6**	1.7
Prior year adjustments	**(5.2)**	(5.5)
Total current tax charge for the year	**124.4**	128.9

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

6. Tax on profit on ordinary activities continued

Taxation on gains on properties used for the group's trade is expected to be deferred indefinitely or eliminated by capital losses.

The group has only recognised as a deferred tax asset overseas losses which are likely to be utilised in the next five years. Where there is no certainty of recovery no asset has been recognised. Unprovided deferred tax on losses net of amortisation is £15.1m (2004 £20.2m).

7. Profit for the financial year attributable to shareholders

The company has not presented its own profit and loss account as permitted by section 230 (4) of the Companies Act 1985.

Of the profit attributable to shareholders, £965.4m (2004 £997.3m) is dealt with in the financial statements of the company.

8. Dividends paid and proposed

	2005 p per share	2004 p per share	2005 £m	2004 £m
Interim	**9.1**	8.8	**66.5**	67.7
Final proposed	**21.0**	21.0	**150.1**	158.6
	30.1	29.8	**216.6**	226.3

9. Earnings per share

	2005	Restated[1] 2004
Basic earnings per share before exceptional items	**45.7p**	48.0p
Effect of exceptional items	**(4.8)p**	4.8p
Basic earnings per share	**40.9p**	52.8p
Diluted earnings per share before exceptional items	**45.7p**	47.9p
Effect of exceptional items	**(4.9)p**	4.7p
Diluted earnings per share	**40.8p**	52.6p

The calculation of basic and diluted earnings per share is based on:

Earnings	2005 £m	Restated[1] 2004 £m
Earnings for basic and diluted earnings per share calculation before exceptional items	**338.2**	374.5
Exceptional items (see note 3)	**(35.8)**	37.0
Earnings for basic and diluted earnings per share calculation	**302.4**	411.5

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

> notes relating to the financial statements

9. Earnings per share continued

Number of shares	2005 million	2004 million
Weighted average number of shares used in basic earnings per share calculation	**739.8**	780.0
Dilutive effect of options	**1.1**	1.7
Weighted average number of shares used in diluted earnings per share calculation	**740.9**	781.7

The weighted average number of shares used in basic earnings per share calculation excludes 10.4m (2004 12.6m) shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees where the rights to dividends have been waived.

The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

10. Intangible fixed assets

Group	Purchased goodwill £m	Product rights acquired £m	Total £m
Cost			
At 1st April 2004	31.9	287.8	319.7
Currency adjustments	–	2.0	2.0
Additions	4.5	0.8	5.3
Disposals	–	(3.6)	(3.6)
At 31st March 2005	**36.4**	**287.0**	**323.4**
Amortisation			
At 1st April 2004	7.9	30.3	38.2
Currency adjustments	–	0.1	0.1
Charge for year	1.5	2.2	3.7
Disposals	–	(3.6)	(3.6)
Impairments[1]	1.6	–	1.6
At 31st March 2005	**11.0**	**29.0**	**40.0**
Net book value at 31st March 2004	24.0	257.5	281.5
Net book value at 31st March 2005	**25.4**	**258.0**	**283.4**

[1]The impairment of goodwill relates to the exit from the services businesses and has been charged to Exceptional Items.

Brands acquired by the company or by its subsidiaries, namely Clearasil and Dobendan and its derivatives are well known and well positioned in their markets and Boots Healthcare International (BHI) plans to improve this position from a programme of continued investment. BHI have therefore concluded that these brands have an indefinite useful economic life and they are not being amortised. As a consequence, an annual impairment review is undertaken. The valuation of these brands is in excess of latest carrying value of £248.7m. The majority of the other product rights are where the group has a licence to market other people's brands in specific countries.

11. Tangible fixed assets

Group	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation				
At 1st April 2004	700.2	389.0	1,344.1	2,433.3
Currency adjustments	0.6	0.6	0.9	2.1
Additions	7.1	19.0	262.2	288.3
Disposals	(6.6)	(27.0)	(75.0)	(108.6)
Reclassifications	(0.7)	(103.6)	104.3	–
At 31st March 2005	**700.6**	**278.0**	**1,636.5**	**2,615.1**
Depreciation				
At 1st April 2004	63.1	238.5	632.3	933.9
Currency adjustments	0.1	0.3	0.5	0.9
Depreciation for year	7.3	19.2	117.5	144.0
Disposals	(2.2)	(15.9)	(38.7)	(56.8)
Reclassifications	–	(75.3)	75.3	–
At 31st March 2005	**68.3**	**166.8**	**786.9**	**1,022.0**
Net book value at 31st March 2004	637.1	150.5	711.8	1,499.4
Net book value at 31st March 2005	**632.3**	**111.2**	**849.6**	**1,593.1**

The cost of plant and machinery includes £19.3m (2004 £21.4m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £10.2m (2004 £11.1m) and for which the depreciation charge for the year was £2.8m (2004 £3.6m).

Tangible fixed assets include payments on account and assets in course of construction of £79.5m (2004 £121.4m).

Disposals include assets with a net book value of £29.3m associated with the disposal of businesses (see note 4).

11. Tangible fixed assets continued

	Group 2005 £m	Group 2004 £m
Net book value of land and buildings comprises:		
Freehold	**519.2**	527.5
Long leasehold (more than 50 years unexpired)	**78.3**	78.5
Short leasehold	**34.8**	31.1
	632.3	637.1
Analysis of cost or valuation of land and buildings:		
Cost	**191.4**	180.6
Valuation of properties – Directors 1993	**508.3**	511.1
– Independent 1989 and prior	**0.9**	8.5
	700.6	700.2
Value of tangible fixed assets under the historical cost convention:		
Cost	**2,362.5**	2,179.4
Depreciation	**1,013.3**	926.2
Net book value	**1,349.2**	1,253.2

The valuations of properties were based upon existing use.

12. Fixed asset investments

Group	Joint venture equity £m	Loans to joint venture £m	Total £m
Cost			
At 1st April 2004	(10.2)	11.6	1.4
Additions	–	0.7	0.7
Disposals	12.6	(12.3)	0.3
Share of retained losses for the financial year	(2.4)	–	(2.4)
At 31st March 2005	–	–	–
Provision/amortisation			
At 1st April 2004	–	1.4	1.4
Impairments	–	(1.4)	(1.4)
At 31st March 2005	–	–	–
Net book value at 31st March 2004	(10.2)	10.2	–
Net book value at 31st March 2005	–	–	–

12. Fixed asset investments continued

Company	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
Cost			
At 1st April 2004	209.0	897.7	1,106.7
Currency adjustments	–	5.8	5.8
Additions	805.0	455.3	1,260.3
Disposals	–	(250.0)	(250.0)
At 31st March 2005	**1,014.0**	**1,108.8**	**2,122.8**
Provision/amortisation			
At 1st April 2004	–	–	–
Movement	–	19.2	19.2
At 31st March 2005	**–**	**19.2**	**19.2**
Net book value at 31st March 2004	209.0	897.7	1,106.7
Net book value at 31st March 2005	**1,014.0**	**1,089.6**	**2,103.6**

The principal subsidiary undertakings are listed on page 68. Minority shareholders have equity holdings in Boots Piramal Healthcare Ltd., incorporated in India.

13. Stocks

	Group 2005 £m	Group 2004 £m
Manufacturing:		
Raw materials	**26.8**	28.4
Work in progress	**11.6**	10.3
Finished goods	**91.4**	89.1
	129.8	127.8
Retailing	**583.8**	563.0
	713.6	690.8

› notes relating to the financial statements

14. Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Falling due within one year:				
Trade debtors	**413.8**	360.7	**–**	–
Owed by subsidiary undertakings	**–**	–	**1,710.9**	1,192.9
Owed by joint venture	**–**	0.1	**–**	–
Other debtors	**69.9**	52.8	**–**	–
Deferred tax asset (see note 20)	**1.5**	1.0	**–**	–
Prepayments and accrued income	**85.7**	87.9	**1.1**	3.3
Corporation tax	**11.5**	13.5	**9.4**	9.1
	582.4	516.0	**1,721.4**	1,205.3
Falling due after more than one year:				
Other debtors	**147.6**	163.9	**–**	502.6
Deferred tax asset (see note 20)	**3.4**	2.0	**–**	–
	151.0	165.9	**–**	502.6
	733.4	681.9	**1,721.4**	1,707.9

Other debtors include pension prepayments (see note 27).

15. Current asset investments and deposits

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Listed investments	**0.1**	0.1	**–**	–
Short term deposits	**19.3**	239.0	**–**	223.0
	19.4	239.1	**–**	223.0
Market value of investments listed on the London Stock Exchange	**0.2**	0.2	**–**	–

16. Creditors: Amounts falling due within one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Borrowings (see note 18)	**173.1**	156.5	**110.2**	141.9
Trade creditors	**364.4**	402.8	**–**	–
Due to subsidiary undertakings	**–**	–	**874.0**	137.9
Due to joint venture	**–**	3.2	**–**	–
Bills of exchange	**0.9**	1.5	**–**	–
Corporation tax	**95.1**	103.2	**–**	–
Taxation and social security (including VAT and other sales taxes)	**29.1**	29.1	**0.1**	0.1
Other creditors	**57.9**	135.5	**0.2**	2.6
Accruals and deferred income	**203.5**	144.9	**15.9**	14.1
Dividends (see note 8)	**150.1**	158.6	**150.1**	158.6
	1,074.1	1,135.3	**1,150.5**	455.2

17. Creditors: Amounts falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Borrowings (see note 18)	**549.8**	341.6	**541.0**	308.8
Due to subsidiary undertakings	**–**	–	**–**	560.8
Corporation tax	**0.6**	–	**–**	–
Other creditors	**5.4**	8.8	**–**	–
Accruals and deferred income	**32.9**	32.5	**–**	–
	588.7	382.9	**541.0**	869.6

The only creditors falling due after more than five years are included in borrowings, details of which are shown in note 18.

18. Borrowings

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bank loans and overdrafts repayable on demand	**49.0**	112.9	**30.0**	141.9
Other bank loans and overdrafts[1]	**135.1**	74.6	**80.0**	–
Variable rate notes – Sterling[2]	**0.5**	0.5	**–**	–
5.5% eurobond 2009[3]	**300.0**	300.0	**308.8**	308.8
€300m floating eurobond 2007	**206.1**	–	**206.1**	–
Other medium term notes	**25.8**	–	**25.8**	–
Currency swaps	**0.5**	–	**0.5**	–
Obligations under finance leases	**5.9**	10.1	**–**	–
	722.9	498.1	**651.2**	450.7
Amounts included above repayable by instalments	**40.9**	63.0	**–**	–
Repayments fall due as follows:				
Within one year:				
> Bank loans and overdrafts	**149.3**	134.5	**110.0**	141.9
> Obligations under finance leases	**4.0**	4.1	**–**	–
> Other borrowings	**19.8**	17.9	**0.2**	–
	173.1	156.5	**110.2**	141.9
After more than one year:				
> Within one to two years	**17.3**	23.1	**0.2**	–
> Within two to five years	**532.5**	18.5	**540.8**	–
> After five years	**–**	300.0	**–**	308.8
	549.8	341.6	**541.0**	308.8
	722.9	498.1	**651.2**	450.7

[1]Other bank loans and overdrafts include £35.0m (2004 £52.8m) that relates to the factoring of certain rental commitments over a ten-year period up to March 2007.

[2]Variable rate notes are repayable, subject to certain restrictions, at the option of the holders.

[3]The 5.5% eurobond 2009 was transferred from The Boots Company PLC to the new holding company, Boots Group PLC, on 20th January 2003 at its market value on that date of £308.8m.

The group has a number of interest rate swap agreements which convert fixed rate liabilities to floating rate. The fixed rate commitments effectively converted at 31st March 2005 are: £150m (2004 £150m) of the 5.5% eurobond 2009 and £nil (2004 £30m) of factored rental commitments. Further details are provided in the financial review.

The group has a number of currency swap agreements which convert Japanese Yen and Euro fixed and floating liabilities into sterling floating rate liabilities, with a total sterling liability of £77.9m (2004 £nil).

All borrowings are unsecured.

19. Financial instruments and derivatives

An explanation of treasury policy and controls can be found in the financial review.

The disclosures for short term debtors and creditors have been excluded from the numerical disclosures in sections (i) and (ii) below as permitted by FRS13 'Derivatives and Other Financial Instruments: Disclosures'.

(i) Fair values of financial assets and liabilities

Where available, fair values have been determined with reference to quoted market prices. All other fair values have been determined by discounting expected future cash flows at interest rates prevailing at 31st March 2005.

	Book value 2005 £m	Fair value 2005 £m	Book value 2004 £m	Fair value 2004 £m
Primary financial instruments held or issued to finance the group's operations:				
Cash in hand and bank	**109.4**	**109.4**	110.5	110.5
Current asset investments and deposits	**19.4**	**19.5**	239.1	239.2
Bank loans and overdrafts repayable on demand	**(49.0)**	**(49.0)**	(112.9)	(112.9)
5.5% eurobond 2009	**(300.0)**	**(299.5)**	(300.0)	(305.6)
€300m floating rate eurobond 2007	**(206.1)**	**(206.3)**	–	–
Other medium term notes	**(25.8)**	**(25.8)**	–	–
Obligations under finance leases	**(5.9)**	**(5.9)**	(10.1)	(10.1)
Other borrowings (excluding currency swaps)	**(135.6)**	**(136.4)**	(75.1)	(77.6)
Other financial liabilities[1]	**(0.5)**	**(0.5)**	(0.6)	(0.6)
Derivative financial instruments held to manage interest rate and currency profile:				
Interest rate swaps	**4.4**	**5.7**	4.8	8.2
Currency swaps	**(0.5)**	**(0.5)**	–	–
Forward Foreign Exchange Contracts	**–**	**–**	–	(0.3)

[1]Other financial liabilities are not included in net debt (see note 25).

> notes relating to the financial statements

19. Financial instruments and derivatives continued

(ii) Interest rate risk profile
The tables below reflect the interest rate and currency risk profile after taking into account the effect of interest rate swaps, currency swaps and forward foreign exchange contracts.

(a) Financial liabilities

Currency	Floating rate £m	Fixed rate £m	Financial liabilities on which no interest is payable £m	Total £m	Fixed rate weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	(356.2)	(190.9)	(0.5)	(547.6)	6.0	3.6
Euro	(158.0)	–	(0.6)	(158.6)	–	–
Other	(16.7)	–	–	(16.7)	–	–
At 31st March 2005	**(530.9)**	**(190.9)**	**(1.1)**	**(722.9)**	**6.0**	**3.6**
Sterling	(147.3)	(182.9)	(0.5)	(330.7)	5.9	4.6
Euro	(93.6)	–	(0.8)	(94.4)	–	–
Other	(73.6)	–	–	(73.6)	–	–
At 31st March 2004	(314.5)	(182.9)	(1.3)	(498.7)	5.9	4.6

The sterling and euro financial liabilities on which no interest is paid have weighted average periods to maturity of 0.1 and 1.2 years respectively (2004 2.0 and 1.2 years).

(b) Financial assets

Currency	£m
Sterling	41.8
Euro	35.1
Other	51.9
At 31st March 2005	**128.8**
Sterling	289.2
Euro	25.8
Other	39.4
At 31st March 2004	354.4

All financial assets held at 31st March 2005 and 31st March 2004 were at floating rates of interest.

The other currency financial assets relate mainly to bank deposits held by foreign subsidiary companies. The majority of the floating rate assets and liabilities receive or pay interest based on rates ruling in the London inter-bank market.

19. Financial instruments and derivatives continued

(iii) Foreign currency exposure profile
Operations with a sterling functional currency have Euro and US dollar monetary (liabilities)/assets amounting to £(145.6)m (2004 £(10.5)m) and £1.9m (2004 £0.8m) respectively. Operations with non-sterling functional currencies have no monetary assets outside their local currencies (2004 US dollars £nil).

There were no other material foreign currency monetary assets and liabilities that may give rise to an exchange gain or loss in the profit and loss account.

(iv) Maturity of financial facilities
The group's undrawn committed facilities at 31st March 2005 of £520m (2004 £462m) expire in July 2009.

(v) The maturity of borrowings
Details are shown in note 18.

(vi) Hedging
Deferred gains of £7.0m (2004 £8.6m) resulting from the closure of interest rate swaps in respect of fixed rate borrowings are held in the balance sheet. It is expected that £3.2m (2004 £2.4m) will be recognised in the profit and loss account next year.

There were £12.5m (2004 £23.6m) nominal value forward foreign exchange contracts *outstanding at* 31st March 2005 used to hedge the cost of future foreign currency denominated purchases. There were also £7.6m (2004 £nil) nominal value forward foreign exchange contracts outstanding at 31st March 2005 used to *hedge balance sheet liabilities. All contracts expire within one year. On a mark to market basis*, the contracts have a fair value of £nil.

20. Provisions for liabilities and charges

Group	Deferred taxation £m	Vacant property provisions £m	Closure or termination of operations £m	Total £m
At 1st April 2004	150.9	12.3	14.0	177.2
Transfer from debtors (see note 14)	(3.0)	–	–	(3.0)
	147.9	12.3	14.0	174.2
Currency adjustment	1.4	–	–	1.4
Profit and loss account	0.3	1.2	54.7	56.2
Utilised	–	(1.9)	(55.8)	(57.7)
Transfer to debtors (see note 14)	4.9	–	–	4.9
At 31st March 2005	**154.5**	**11.6**	**12.9**	**179.0**

The vacant property provisions represent recognition of the net costs arising from vacant properties and sub-let properties, the exact timing of utilisation of these provisions will vary according to the individual properties concerned.

The provision for closure or termination of operations relates to recognition of costs arising as a result of the Halfords, Lasik and Dentistry disposals, the withdrawal from Chiropody and the rationalising of the group's manufacturing facilities. The majority of the costs are expected to be incurred in the next two years.

	Group 2005 £m	Group 2004 £m
Analysis of deferred taxation provision:		
Accelerated capital allowances	**87.8**	78.5
Intangibles amortisation	**31.5**	38.5
Pension prepayments	**50.0**	51.6
Other items	**(14.8)**	(17.7)
	154.5	150.9
Deferred tax asset:		
Overseas losses (included in debtors – see note 14)	**4.9**	3.0

Unprovided deferred tax relating to property revaluations and rolled-over gains is not readily quantifiable but it is expected to be fully offset by available capital losses.

21. Capital and reserves

	Profit and loss account								
Group	Own shares £m	Other profit and loss account £m	Total £m	Called up share capital £m	Share premium account £m	Revaluation reserve £m	Capital redemption reserve £m	Merger reserve £m	Total £m
At 1st April 2004 as originally reported	–	1,116.9	1,116.9	193.9	0.3	244.2	15.2	310.8	1,881.3
Prior year adjustment (see note below)	(139.3)	64.6	(74.7)	–	–	–	–	–	(74.7)
At 1st April 2004 as restated	(139.3)	1,181.5	1,042.2	193.9	0.3	244.2	15.2	310.8	1,806.6
Retained profit for the financial year	–	85.8	85.8	–	–	–	–	–	85.8
New share capital of Boots Group PLC issued	–	–	–	–	2.0	–	–	–	2.0
Revaluation surplus realised on disposals	–	1.3	1.3	–	–	(1.3)	–	–	–
Revaluation reserve element of depreciation charge	–	1.0	1.0	–	–	(1.0)	–	–	–
Repurchase of shares (see note 23)	–	(300.0)	(300.0)	(11.3)	–	–	11.3	–	(300.0)
Charge for share scheme awards	–	5.8	5.8	–	–	–	–	–	5.8
Disposal of own shares	20.7	(13.0)	7.7	–	–	–	–	–	7.7
Currency adjustments	–	1.5	1.5	–	–	–	–	–	1.5
At 31st March 2005	**(118.6)**	**963.9**	**845.3**	**182.6**	**2.3**	**241.9**	**26.5**	**310.8**	**1,609.4**

The balance on the merger reserve at 31st March 2005 represents the difference between called up share capital of the company and the called up share capital, share premium account and capital redemption reserve of the former holding company (The Boots Company PLC) at 20th January 2003, the date of the capital reorganisation.

Goodwill set off against reserves is £394.3m (2004 £394.3m).

> notes relating to the financial statements

21. Capital and reserves continued

Impact of UITF38 'Accounting for ESOP trusts'
During the year, the introduction of UITF38 by the Accounting Standards Board has affected the treatment of fixed asset investments in own shares in the balance sheet. A prior year adjustment as at 31st March 2004 has been made to reduce fixed asset investments by £74.7m, increase profit and loss reserves by £64.6m and create an own shares reserve in equity of £139.3m. Net assets at 31st March 2004 have been reduced by £74.7m as a result of these changes. Under UITF38, any impairment in the carrying value of shares held in the Quest is no longer charged to the Profit and Loss account, and therefore an amount of £39.8m in respect of previous year's impairments has been credited to the Statement of Total Recognised Gains and Losses.

Impact of FRS20 'Share-based payment'
The prior year operating profit has been reduced by £1.1m to reflect the impact of the early adoption of FRS20. An amount of £1.1m has been charged to the Statement of Total Recognised Gains and Losses in respect of the difference between the share scheme charge calculated on the new basis and that already charged. The impact of these charges on operating profit and net assets in the year to 31st March 2005 is £nil.

Capital and reserves analysis (Company Figures)	Own shares £m	Profit and loss £m	Total profit and loss £m	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Total £m
At 1st April 2004	–	1,503.4	1,503.4	193.9	0.3	15.2	1,712.8
Retained profit for the financial year	–	748.8	748.8	–	–	–	748.8
New share capital of Boots Group issued	–	–	–	–	2.0	–	2.0
Repurchase of shares	–	(300.0)	(300.0)	(11.3)	–	11.3	(300.0)
Charge for share scheme awards	–	4.6	4.6	–	–	–	4.6
Movement in own shares	(12.5)	5.5	(7.0)	–	–	–	(7.0)
At 31st March 2005	**(12.5)**	**1,962.3**	**1,949.8**	**182.6**	**2.3**	**26.5**	**2,161.2**

Distributable Reserves
£763.8m of the profit and loss reserves relate to group restructurings and intra group property sales and are not distributable.

22. Share based payments

The group operates an All Employee Share Ownership Plan (AESOP). Under the Free share part of the plan employees in service for the whole of the preceding financial year are awarded a grant of free shares, conditional on completion of three years further service from the date of grant and a profit target being met. Shares are held in trust for employees from the date of grant. The cost of this plan is calculated by charging the entitlement to shares based on the group's estimate of the number of shares likely to vest.

The group also has a Long Term Bonus Scheme under which executive directors and certain senior executives can receive ordinary shares if a performance condition based on Total Shareholder Return is met. Further details of the scheme are set out on page 33 in the Directors' Remuneration Report. Awards are satisfied from shares purchased in the market held in an ESOP trust. The performance condition is a market based condition. Fair value is estimated at the beginning of each performance period based on expected performance and thereafter adjusted only for the impact of leavers.

22. Share based payments continued

Under an Executive Share Option Plan, executive directors and certain senior executives have been granted options to subscribe for ordinary shares subject to a performance condition based on the group's Earnings Per Share performance. Further details of the Plan are set out on page 34 of the Directors' Remuneration Report. The fair value of options on the date of grant has been estimated by an independent third party using a proprietary valuation model. The inputs into the model were option price (£5.76-£7.10), expected volatility (21-23%) based on historic volatility, expected dividend yield (5%), a share price of £6.50, a risk free rate of 5.5% and a term of ten years with no exercise possible during the first three years. This fair value has been spread over the expected vesting period based on estimates of future EPS performance and adjusted for leavers. New shares are issued to satisfy awards under this scheme.

A number of grants under the schemes listed above and also under a Save As You Earn (SAYE) option scheme were made before 7th November 2002. The recognition and measurement principles have not been applied to these grants in accordance with the transitional provisions of FRS20 'Share-based payment'.

The terms and conditions of the grants made after 7th November 2002 whereby, all rights will be satisfied by the delivery of shares are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of options
Executive options			
29/11/2002	63,842	EPS performance target after three years (retested if necessary at the end of 4, 5 and 6 years)	10 years
23/6/2003	1,568,547	EPS performance target after three years (retested if necessary at the end of 4, 5 and 6 years)	10 years
18/9/2003	272,925		10 years
4/12/2003	50,385		10 years
14/6/2004	1,444,474	EPS performance target after three years (retested if necessary at the end of 5 years)	10 years
8/11/2004	35,981		10 years
AESOP shares			
27/6/2003	1,225,378	Employment throughout the financial year prior to grant date plus a further 3 years from grant and profit target	
2/7/2004	1,021,063		

22. Share based payments continued

The terms and conditions of performance cycles for the Long Term Bonus Scheme (LTBS) commencing after 7th November 2002, whereby all rights will be satisfied by the delivery of shares are as follows:

LTBS cycle commencing	Number of instruments	Vesting conditions
1/4/03	1,857,986	Total shareholder return ranking against a peer group of 10 other companies
1/4/04	1,085,170	Total shareholder return ranking against a peer group of 10 other companies

The number and weighted average exercise prices of executive options granted is as follows:

	Granted pre 7th November 2002		Granted after 7th November 2002	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Outstanding at the beginning of the period	£6.23	2,745,580	£6.19	1,955,699
Forfeited during the period	£6.26	(1,115,603)	£6.26	(75,268)
Exercised during the period	n/a	nil	£6.06	(353,996)
Granted during the period	n/a	nil	£6.31	1,480,455
Outstanding at the end of the period	£6.21	1,629,977	£6.34	3,006,890
Exercisable at the end of the period	n/a	nil	n/a	nil

The exercise price range and average contractual life of executive options granted is as follows:

	Granted pre 7th November 2002	Granted after 7th November 2002
Exercise price range	£5.94 to £6.35	£5.76 to £7.10
Weighted average contractual life	7.0 years	8.7 years

Fair value at measurement date (for equity instruments granted during the period):

	2005 £m	Restated[1] 2004 £m
Free shares granted during the period	**7.0**	7.6
Executive options granted during the period	**2.3**	2.6
Fair value of Long Term Bonus Scheme awards with performance conditions commencing during the year	**2.1**	1.4

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

22. Share based payments continued

Employee expenses **For year ended 31st March 2005**	**2005 £m**	Restated[1] 2004 £m
Free shares granted	**4.5**	6.2
Executive options granted	**0.8**	0.6
Long Term Bonus Scheme	**(0.2)**	1.6
Total expense recognised as employee costs	**5.1**	8.4

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

23. Share capital

	Number of shares 2005 million	Number of shares 2004 million	**2005 £m**	2004 £m
Ordinary shares of 25p each:				
Authorised	**1,200.0**	1,200.0	**300.0**	300.0
Allotted, called up and fully paid	**730.5**	775.5	**182.6**	193.9

Shares allotted during the year	Number million	Nominal value £m	Consideration £m
Option schemes	0.4	0.1	2.1

Share repurchase
During the year to 31st March 2005 45.4m ordinary shares were purchased and subsequently cancelled at prices ranging from 596p per share to 696p per share, with an average of 656p per share. The total cost of the purchases was £300.0m, which has been charged against distributable reserves.

Share options
Under a savings-related scheme, options have been granted enabling employees to subscribe for ordinary shares at approximately 80% of market price. In 1999 a QUEST was established to acquire shares in the company as a means by which shares would be delivered to employees exercising the options granted. At 31st March 2005, options exercisable from 2005 to 2007 at between 588p and 808p per share were outstanding in respect of 0.9m shares (2004 2.9m).

Under an executive share option plan, certain senior executives have been granted options to subscribe for ordinary shares after a period of three years from date of grant as long as performance targets are met. At 31st March 2005, options exercisable from 2005 to 2014 at between 576p and 710p per share were outstanding in respect of 4.6m shares (2004 4.7m).

Own shares
At 31st March 2005 the number of own shares held by the group was 14.4 million (2004 16.2 million). These were held in the various employee share ownership trusts. The market value of these shares is £90.1m (2004 £100.4m).

> notes relating to the financial statements

24. Reconciliation of operating profit to operating cash flows

	2005 £m	Restated[1] 2004 £m
Group operating profit	**501.7**	550.1
Depreciation, amortisation and impairments of fixed assets	**146.3**	133.6
Amortisation of own shares	**5.1**	4.2
Loss on disposal of fixed assets	**2.3**	3.4
Increase in stocks	**(20.6)**	(53.7)
Increase in debtors; including pension prepayments	**(49.3)**	(43.5)
(Decrease)/increase in creditors	**(47.8)**	48.4
Cash flows relating to provisions	**(5.3)**	1.3
Other non-cash movements	**(3.0)**	11.3
Net cash inflow before expenditure relating to exceptional items	**529.4**	655.1
Cash flows from exceptional items (see below)	**(14.7)**	(17.3)
Cash inflow from operating activities	**514.7**	637.8

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

	2005 £m	2004 £m
Cash flows from exceptional items:		
Utilisation of provisions on disposal/closure of businesses	**(14.7)**	(17.3)
	(14.7)	(17.3)

25. Analysis of net debt

	As at 1st April 2004 £m	Cash flow £m	Other non-cash changes £m	Currency £m	As at 31st March 2005 £m
Cash at bank and in hand	110.5	(1.7)	–	0.6	**109.4**
Bank loans and overdrafts repayable on demand	(112.9)	64.0	–	(0.1)	**(49.0)**
Net (overdraft)/cash	(2.4)	62.3	–	0.5	**60.4**
Liquid resources	239.1	(219.7)	–	–	**19.4**
Obligations under finance leases	(10.1)	5.7	(1.5)	–	**(5.9)**
Other borrowings	(375.1)	(293.3)	–	0.4	**(668.0)**
Total	(148.5)	(445.0)	(1.5)	0.9	**(594.1)**

Liquid resources comprise listed investments and short term deposits (see note 15).

26. Commitments and contingent liabilities

(i) Future capital expenditure approved by the directors and not provided for in these financial statements is as follows:	Group 2005 £m	Group 2004 £m
Contracts placed	**16.9**	28.6

(ii) Annual commitments under operating leases are as follows:	Group Land and buildings £m	Group Other £m
Expiring:		
Within one year	7.2	1.4
Over one year and less than five years	21.0	14.0
Over five years	160.0	8.2
At 31st March 2005	**188.2**	**23.6**
Expiring:		
Within one year	7.3	0.8
Over one year and less than five years	21.0	12.4
Over five years	147.2	18.9
At 31st March 2004	175.5	32.1

(iii) Other financial commitments

On 1st November 2002 Boots entered into a contractual arrangement with Xansa Plc to provide IT application support and development services over a seven-year period. This arrangement includes a guaranteed minimum payment from Boots to Xansa of £26m.

(iv) Contingent liabilities

Knoll Pharmaceutical Co. ('Knoll') has been a defendant in a number of consumer class actions in 30 states of the USA, Canada and Puerto Rico. Knoll was the successor to Boots Pharmaceuticals Inc., formerly an indirect subsidiary of the company, which was sold to the BASF group under agreements made by the company in March 1995. The company was named as a defendant in some of these actions, which allege that the marketing of the product Synthroid did not comply with consumer protection and business practice laws. A settlement by Knoll of consumer actions and claims of insurers and state attorneys general in the United States has been approved, and a settlement of most of the actions in Canada has been approved. The company asserted that the relevant courts in North America had no jurisdiction over it in these cases and this was approved by a state court in Illinois. In the light of current information, the directors believe that the company has good defences to such claims as may arise concerning Synthroid including any that might be brought by BASF and, while the outcome of such claims as may arise remains uncertain, they believe that it should not have a material adverse impact on the group.

27. Pensions

The group operates pension schemes throughout the world, most of which are final salary (defined benefit) schemes.

Boots Pension Scheme

The principal UK pension scheme is Boots Pension Scheme.

The independent scheme actuary carried out the latest valuation of the scheme as at 1st April 2004. The UK pension charge for the year has been determined under SSAP24 using the projected unit method and the results under SSAP24 were as follows:

Scheme assets and liabilities as at latest valuation date – 1st April 2004	UK
Market value of assets	£2,796m
Value of accrued liabilities	£2,716m
Funding level	103%

The key assumptions used in determining the accounting costs for the scheme are given below. The financial assumptions were derived from market yields on bonds at the valuation date.

%pa	UK 2004 Valuation
Pension increases	2.8%
General long-term pay increases	4.4%
Investment return	5.7%

The pension charge for the year for Boots Pension Scheme was £54m (2004 £28m). This comprises the regular cost of pensions, offset by amortisation of the surpluses and deficits disclosed by previous valuations over periods up to 13 years. The group contributed £63m (including £13m of pension augmentations) in the year to the Boots Pension Scheme. A pension prepayment of £168m (2004 £172m) is included within other debtors. These prepayments include £50m (2004 £50m) paid in advance.

Other pension arrangements

In common with other companies, additional unfunded defined benefit pension arrangements exist for certain senior executives in the UK. Since 1st October 2000, new UK employees have been offered membership of Boots Stakeholder Pension Plan, a funded defined contribution pension arrangement. After five years' membership of this plan, employees have the opportunity to join Boots Pension Scheme. The cost of these arrangements was £4m (2004 £3m).

27. Pensions continued

Total pension cost

The overall pension charge for the year (excluding pension augmentations) comprises:

	Percent of Pensionable Pay 2005 %	**Costs 2005 £m**	Percent of Pensionable Pay 2004 %	Costs 2004 £m
Regular cost	**19%**	**68**	15%	60
Variations from regular cost	**-1%**	**(5)**	-6%	(23)
Notional Interest on prepayment	**-3%**	**(9)**	-2%	(9)
Boots Pension Scheme	**15%**	**54**	7%	28
Other UK pension arrangements		**4**		3
Overseas arrangements		**3**		3

FRS17

Whilst the financial statements for the year ended 31st March 2005 continue to include a pension charge and pension prepayment calculated under the principles of SSAP24, this new standard requires certain additional disclosures. These are noted below. The actuarial valuations with respect to UK schemes have been based on the most recent formal valuations (on page 66) and updated by the Scheme Actuary to 31st March 2005. The figures for overseas schemes are not material and have not been included.

FRS17 'Retirement Benefits' will change fundamentally the calculation and reporting of the cost of retirement benefits. The disclosures below relate to UK schemes.

The principal assumptions used by the independent qualified actuaries in updating the latest valuations of each of the schemes for FRS17 purposes were:

% pa	**31st March 2005**	31st March 2004	31st March 2003
Inflation	**2.9%**	2.9%	2.6%
Rate of general long-term increase in salaries	**4.4%**	4.4%	4.1%
Rate of increase to pensions in payment	**2.8%**	2.8%	2.5%
Discount rate for scheme liabilities	**5.4%**	5.5%	5.5%

› notes relating to the financial statements

27. Pensions continued

The market value of the assets in the UK schemes, the present value of liabilities and the resulting deficit together with the expected rates of return on the assets were as follows:

	Long-term rate of return expected at 31st March 2005 % p.a.	Value at 31st March 2005 £m	Long-term rate of return expected at 31st March 2004 % p.a.	Value at 31st March 2004 £m	Long-term rate of return expected at 31st March 2003 % p.a.	Value at 31st March 2003 £m
Bonds	**5.2**	**2,593**	5.0	2,831	4.8	2,676
Equities	**7.7**	**304**	–	–	–	–
Other net assets	**4.9**	**116**	4.0	5	3.5	18
Total market value of assets		**3,013**		2,836		2,694
Present value of scheme liabilities		**(3,096)**		(2,894)		(2,540)
(Deficit)/surplus in scheme		**(83)**		(58)		154
Related deferred tax asset/(liability)		**25**		17		(46)
Net pension (liability)/asset		**(58)**		(41)		108

Had the group adopted FRS17 the financial statements would have reflected the following amounts during the year:

For year ended 31st March 2005	2005 £m	2004 £m
Amounts charged to operating profit		
Current service cost	**75**	76
Past service costs	**13**	12
Total operating charge	**88**	88
Amounts included as other finance income		
Expected return on pension scheme assets	**142**	128
Interest on pension scheme liabilities	**(159)**	(138)
Net return	**(17)**	(10)
Amounts recognised in the Statement of Total Recognised Gains and Losses (STRGL)		
Actual return in excess of expected return on pension scheme assets	**59**	33
Experience gains/(losses) arising on the scheme liabilities	**96**	(56)
Changes in assumptions underlying the present value of the scheme liabilities	**(139)**	(152)
Actuarial gain/(loss) recognised in STRGL	**16**	(175)

27. Pensions continued

Analysis of movement in deficit during the year For year ended 31st March 2005	2005 £m	2004 £m
(Deficit)/surplus in scheme at beginning of the year	**(58)**	154
Current service cost	**(75)**	(76)
Contributions	**64**	61
Past service costs	**(13)**	(12)
Other finance income	**(17)**	(10)
Actuarial gain/(loss)	**16**	(175)
Deficit in scheme at end of the year	**(83)**	(58)

History of experience losses and gains For year ended 31st March 2005	2005	2004	2003
Difference between expected and actual return on scheme assets:			
> Amount (£m)	**59**	33	198
> Percentage of scheme assets (%)	**2.0**	1.2	7.3
Experience gains/(losses) on scheme liabilities:			
> Amount (£m)	**96**	(56)	23
> Percentage of the present value of the scheme liabilities (%)	**3.1**	(1.9)	0.9
Total amount recognised in STRGL:			
> Amount (£m)	**16**	(175)	13
> Percentage of the present value of the scheme liabilities (%)	**0.5**	(6.1)	0.5

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31st March would be as follows:

Group net assets and reserves reconciliation	2005 £m	Restated[1] 2004 £m
Net assets as reported	**1,611**	1,808
Effect of including net pension liabilities (UK schemes)	**(58)**	(41)
Less SSAP24 pension prepayment net of deferred tax	**(83)**	(85)
Net assets restated for FRS17	**1,470**	1,682
Profit and loss account reserve as reported	**845**	1,042
Effect of including net pension liabilities (UK schemes)	**(58)**	(41)
Less SSAP24 pension prepayment net of deferred tax	**(83)**	(85)
Profit and loss account reserve restated for FRS17	**704**	916

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

28. Staff numbers and costs

The average number of persons employed by the group:

	2005 Number of heads	2005 Full time equivalents	Restated[1] 2004 Number of heads	Restated[1] 2004 Full time equivalents
Continuing operations				
Boots The Chemists	**59,538**	**35,384**	58,742	36,725
Boots Opticians	**4,171**	**2,938**	3,960	2,974
	63,709	**38,322**	62,702	39,699
Boots Healthcare International	**3,270**	**3,165**	3,434	3,307
Boots Retail International	**960**	**927**	900	863
Group and other	**916**	**852**	745	669
Continuing operations	**68,855**	**43,266**	67,781	44,538
Discontinued operations[2]	**776**	**606**	1,129	960
Total	**69,631**	**43,872**	68,910	45,498

[1]Restated for transfer of Boots Insurance Services from Boots Opticians to Boots The Chemists.
[2]Discontinued operations include: LASIK, Dentistry, Chiropody and Laser Hair Removal.

The total number of persons employed by continuing operations at 31st March 2005 was 65,700 heads, 41,620 full time equivalents (2004 68,302 heads, 44,367 full time equivalents).

The aggregate payroll cost was as follows:	2005 £m	2004 £m
Wages and salaries	**839.5**	891.5
Social security costs	**67.5**	67.0
Other pension costs	**59.4**	33.4
	966.4	991.9

29. Remuneration of directors and directors' shareholdings

Details of the remuneration, long term incentive plan interests, shareholdings, share options and pension entitlements of the directors are included in the Directors' Remuneration Report on pages 32 to 41.

30. Related party disclosures

During the year the group had no material transactions with related parties other than £0.7m of additional funding to handbag.com limited a joint venture in which the group had a 50% interest in the share capital until it was disposed of on 17th March 2005.

For details of investment in joint ventures see note 12.

31. Post balance sheet event

On 7th April 2005, Boots announced its intention to sell the Boots Healthcare International consumer healthcare business and return a significant proportion of the proceeds to shareholders.

During the year ended 31st March 2005, Boots Healthcare International generated sales of £522.7m (including £28.5m of inter-segmental sales) and a profit before interest and taxation of £87.8m.

principal companies

	Principal activities	Percentage held by company	Percentage held by subsidiary undertakings
Company			
Boots Group PLC	Investing		
Subsidiary undertakings			
(incorporated in Great Britain)			
The Boots Company PLC	Manufacturing, marketing and distribution of healthcare and consumer products	100	
Boots Healthcare International Ltd.	Marketing consumer products		100
Boots Properties Limited	Property holding		100
Boots The Chemists Ltd.	Retail chemists		100
Boots Holdings (BHI) Ltd.	Holding Company	100	

Percentages relate to holdings of ordinary share capital.

group financial record

profit and loss account

	2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	2002 £m	2001 £m
Group turnover from continuing operations	**5,441.9**	5,286.4	5,043.4	4,773.7	4,702.9
Discontinued operations	**27.2**	38.6	276.9	552.8	513.1
Total group turnover	**5,469.1**	5,325.0	5,320.3	5,326.5	5,216.0
Operating profit from continuing operations	**508.2**	570.1	579.1	635.0	580.5
Discontinued operations	**(6.5)**	(20.0)	(18.8)	10.1	21.1
Group operating profit before exceptional items	**501.7**	550.1	560.3	645.1	601.6
Share of operating loss of joint ventures	**(0.6)**	(1.1)	(13.2)	(20.9)	(23.1)
Total operating profit before exceptional items	**501.1**	549.0	547.1	624.2	578.5
Operating exceptional items	**–**	–	–	(16.4)	(50.5)
Total operating profit including share of joint ventures	**501.1**	549.0	547.1	607.8	528.0
Other exceptional items (non operating)	**(53.7)**	36.4	(152.6)	(26.5)	(38.4)
Profit on ordinary activities before interest and taxation	**447.4**	585.4	394.5	581.3	489.6
Net interest (payable)/receivable and similar items	**(19.8)**	(5.5)	103.4	13.2	1.1
Profit on ordinary activities before taxation	**427.6**	579.9	497.9	594.5	490.7
Taxation	**(124.7)**	(167.7)	(191.9)	(190.8)	(169.0)
Profit on ordinary activities after taxation	**302.9**	412.2	306.0	403.7	321.7
Equity minority interests	**(0.5)**	(0.7)	(0.5)	(0.3)	(0.2)
Profit for the financial year attributable to shareholders	**302.4**	411.5	305.5	403.4	321.5
Dividends paid and proposed	**(216.6)**	(226.3)	(230.7)	(240.6)	(231.6)
Retained profit for the financial year	**85.8**	185.2	74.8	162.8	89.9

statement of total recognised gains and losses

	2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	2002 £m	2001 £m
Profit for the financial year attributable to shareholders	**302.4**	411.5	305.5	403.4	321.5
Surplus/(deficit) on revaluation of properties	**–**	–	17.1	1.5	(1.8)
Impairment losses on revalued assets	**–**	–	–	–	(0.1)
Currency translation differences	**1.5**	(14.8)	7.5	(3.0)	6.1
Total recognised gains and losses for the year	**303.9**	396.7	330.1	401.9	325.7

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

Reconciliation of movements in shareholders' funds

	2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	Restated[1] 2002 £m	Restated[1] 2001 £m
Total recognised gains and losses for the year	**303.9**	396.7	330.1	401.9	325.7
Dividends	**(216.6)**	(226.3)	(230.7)	(240.6)	(231.6)
New share capital issued (net of expenses)	**2.0**	0.3	(0.3)	0.7	0.9
Repurchase of shares	**(300.0)**	(259.9)	(462.8)	(45.9)	–
Exercise of options and charge for scheme awards	**13.5**	11.1	13.5	16.4	–
Goodwill released on disposal of businesses	**–**	–	349.3	22.4	17.9
Net (decrease)/increase in shareholders' funds	**(197.2)**	(78.1)	(0.9)	154.9	112.9

Balance sheet

	2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	Restated[1] 2002 £m	Restated[1] 2001 £m
Intangible fixed assets	**283.4**	281.5	301.3	298.2	304.6
Tangible fixed assets	**1,593.1**	1,499.4	1,516.5	1,727.7	1,812.8
Investments	**–**	–	–	18.0	20.6
Net current assets	**501.7**	587.0	630.1	488.2	181.3
Creditors: Amounts falling due after more than one year	**(588.7)**	(382.9)	(401.8)	(480.0)	(451.9)
Provisions for liabilities and charges	**(179.0)**	(177.2)	(160.9)	(165.8)	(136.0)
Net assets	**1,610.5**	1,807.8	1,885.2	1,886.3	1,731.4
Represented by:					
Equity shareholders' funds	**1,609.4**	1,806.6	1,884.7	1,885.6	1,730.7
Minority interests	**1.1**	1.2	0.5	0.7	0.7
	1,610.5	1,807.8	1,885.2	1,886.3	1,731.4

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

Cash flow statement

	2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	Restated[1] 2002 £m	Restated[1] 2001 £m
Cash inflow from operating activities	**514.7**	637.8	582.3	722.4	664.4
Returns on investment and servicing of finance	**(20.4)**	(22.6)	75.0	40.7	(22.6)
Taxation	**(128.8)**	(166.2)	(196.7)	(139.2)	(167.4)
Capital expenditure and financial investment	**(282.9)**	(44.6)	(27.2)	(109.9)	(412.9)
Acquisitions and disposals	**(9.0)**	(2.2)	358.1	3.9	(32.7)
Equity dividends paid	**(225.1)**	(229.1)	(238.3)	(234.5)	(224.0)
Cash (outflow)/inflow before use of liquid resources and financing	**(151.5)**	173.1	553.2	283.4	(195.2)
Management of liquid resources	**219.7**	53.5	15.8	(234.3)	305.2
Financing	**(5.9)**	(278.9)	(508.7)	(47.5)	(63.5)
Increase/(decrease) in cash in the year	**62.3**	(52.3)	60.3	1.6	46.5

Statistics

	2005	Restated[1] 2004	Restated[1] 2003	Restated[1] 2002	Restated[1] 2001
Sales growth from continuing operations	**2.9%**	4.8%	5.6%	1.5%	0.1%
Return on shareholders' funds before exceptional items	**19.7%**	19.9%	20.3%	25.4%	22.9%
Basic earnings per share	**40.9p**	52.8p	36.5p	45.8p	36.6p
Basic earnings per share before exceptional items	**45.7p**	48.0p	45.6p	49.8p	45.2p
Net debt (£m)	**(594.1)**	(148.5)	(51.5)	(146.3)	(410.2)
Capital expenditure (£m)	**288.3**	214.9	149.2	173.6	241.6

Return on shareholders' funds is calculated as profit on ordinary activities before exceptional items and after taxation as a percentage of opening shareholders' funds.

Shareholder value

	2005	Restated[1] 2004	Restated[1] 2003	Restated[1] 2002	Restated[1] 2001
Dividend per share	**30.1p**	29.8p	28.6p	27.4p	26.3p
Dividend cover before exceptional items	**1.6**	1.7	1.6	1.8	1.7
Share price:					
Highest	**700p**	753p	725p	694.5p	649p
Lowest	**597p**	525p	492p	565p	479p

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

segmental financial record – continuing operations

Turnover, including inter-segmental turnover

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Boots The Chemists	**4,651.1**	4,479.0	4,287.7	4,076.2	3,992.5
Boots Opticians	**182.5**	199.7	212.3	201.0	195.5
	4,833.6	4,678.7	4,500.0	4,277.2	4,188.0
Boots Healthcare International	**522.7**	504.6	460.4	407.3	362.0
Boots Retail International	**48.3**	43.0	37.0	40.3	42.1
Group and other	**67.7**	90.1	78.9	74.2	136.5
Discontinued operations	**28.8**	40.0	277.8	553.4	513.6
	5,501.1	5,356.4	5,354.1	5,352.4	5,242.2
Inter-segmental turnover	**(30.4)**	(30.0)	(31.7)	(22.0)	(20.9)
Less joint venture turnover	**(1.6)**	(1.4)	(2.1)	(3.9)	(5.3)
Group turnover excluding inter-segmental and joint venture	**5,469.1**	5,325.0	5,320.3	5,326.5	5,216.0

Operating profit before operating exceptional items

	2005 £m	Restated[1] 2004 £m	Restated[1] 2003 £m	2002 £m	2001 £m
Boots The Chemists	**470.0**	532.6	571.0	606.8	581.1
Boots Opticians	**4.2**	12.9	7.8	8.2	4.5
	474.2	545.5	578.8	615.0	585.6
Boots Healthcare International	**87.8**	80.6	70.1	66.7	59.6
Boots Retail International	**(8.2)**	(10.4)	(22.3)	(24.1)	(43.4)
Group and other	**(45.6)**	(45.6)	(59.3)	(41.4)	(40.7)
Discontinued operations	**(7.1)**	(21.1)	(20.2)	8.0	17.4
Group operating profit	**501.1**	549.0	547.1	624.2	578.5

[1]Restated on adoption of FRS20 'Share-based payment' and UITF38 'Accounting for ESOP trusts' (see note 21).

shareholder information

Registrar and transfer office
Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Tel: 0870 702 0148.

Company secretary and registered office
M J Oliver, Boots Group PLC, 1 Thane Road West, Nottingham NG2 3AA. Tel: 0115 950 6111.

Boots Group PLC is registered in England and Wales (No. 4452715).

Analysis of shareholders at 31st March 2005:

Shareholding range	Number	%	Total holding	%
1–500	43,429	43.63	9,479,234	1.30
501–1,000	22,723	22.83	17,175,509	2.35
1,001–10,000	31,349	31.49	78,584,261	10.76
10,001–100,000	1,557	1.56	41,117,536	5.63
100,001–1,000,000	384	0.39	128,381,993	17.57
Over 1,000,000	102	0.10	455,713,060	62.39
	99,544	100.00	730,451,593	100.00

Unsolicited mail
The company is obliged by law to make its share register publicly available and as a consequence some shareholders may receive unsolicited mail, including from unauthorised investment firms. For more information on unauthorised investment firms targeting UK investors, visit the website of the Financial Services Authority at www.fsa.gov.uk/consumer.

If you wish to limit the amount of unsolicited mail you receive contact:

The Mailing Preference Service
FREEPOST 29 (LON 20771)
London
W1E 0ZT

Tel: 020 7291 3310 or register on-line at www.mpsonline.org.uk.

Annual general meeting
The annual general meeting will be held at 11.00 am on Thursday, 21st July 2005 at The Albert Hall, North Circus Street, off Derby Road, Nottingham NG1 5AA. Each shareholder is entitled to attend and vote at the meeting, the arrangements for which are described in a separate notice.

The proposed date of the annual general meeting next year is 20th July 2006.

Dividend payments
The proposed final dividend (if approved) will be paid on 5th August 2005 to shareholders registered on 3rd June 2005. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 5.00 pm on 15th July 2005.

The expected dividend payment dates for the year to 31st March 2006 are:
Interim dividend January 2006
Final dividend August 2006

Results
For the year to 31st March 2006:
Interim results announced October 2005
Interim report published October 2005 in at least one national newspaper
Preliminary announcement of full year results May 2006
Annual report circulated June 2006

Capital gains tax
For capital gains tax purposes, the market price of the company's ordinary shares of 25p each on 31st March 1982 was 112.5p.

Low cost share dealing services
Details of special low cost dealing services in the company's shares may be obtained from:

Hoare Govett Limited (Tel: 020 7678 8300)

Hoare Govett Limited are regulated by the Financial Services Authority and are a member of the London Stock Exchange and have approved the references to themselves solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 only.

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Boots Group PLC
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com